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Exhibit 99.4

REPORT ON CORPORATE GOVERNANCE AND

OWNERSHIP STRUCTURE

PURSUANT TO ART.123-BIS OF THE ITALIAN CONSOLIDATED FINANCIAL LAW

YEAR 2015
APPROVED BY THE BOARD OF DIRECTORS ON MARCH 1, 2016

TRADITIONAL ADMINISTRATION AND CONTROL SYSTEM

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE: MILAN, PIAZZALE CADORNA, 3

WEBSITE: www.luxottica.com

        Set out below are the corporate governance rules and procedures of the management and control system of the group of companies controlled by Luxottica Group S.p.A. (hereinafter, "Luxottica" or the "Company").

        Luxottica complies, as illustrated below, with the Code of Conduct prepared by the Committee for Corporate Governance of listed companies promoted by Borsa Italiana S.p.A. (hereinafter the "Code of Conduct", the text of which was updated in July 2015 and is available on the website of the Committee for Corporate Governance at http://www.borsaitaliana.it/comitato-corporate-governance/codice/2015cleaneng.en.pdf). The Report refers to the fiscal year which ended on December 31, 2015 and has been updated with the most relevant subsequent events up to the date of its approval.

SECTION I—GENERAL INFORMATION AND OWNERSHIP STRUCTURE

I. INTRODUCTION

        The group of companies controlled by Luxottica Group S.p.A. (hereinafter "Luxottica Group" or the "Group"), one of the major global companies in the eyewear sector, implements its business strategies through the presence of subsidiary companies in the various countries in which it operates. The Group is a leader in the design, manufacture and distribution of fashion, luxury, sports and performance eyewear. Its global wholesale organization covers more than 130 countries and is complemented by an extensive retail network of over 7,000 stores mostly located in North America, Latin America and Asia-Pacific. Product design, development and manufacturing take place in six production facilities in Italy, three in the People's Republic of China, one in India, one in Brazil and one in the United States devoted to sports and performance eyewear.

        Luxottica is listed on the New York Stock Exchange ("NYSE") and on the Telematic Stock Exchange organized and managed by Borsa Italiana ("MTA") and complies with the provisions of U.S. and Italian law for listed companies, as well as with the provisions issued both by the U.S. Securities and Exchange Committee ("SEC") and the Italian Commissione Nazionale per le Società e la Borsa ("CONSOB"). As a result of its being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act ("SOX"), which influence its governance structure with regard to internal controls. Luxottica, the parent company of the Group, manages and coordinates its subsidiary companies, acting in the interest of the Luxottica Group as a whole.

        The main instruments for implementing unified management of the subsidiary companies are represented by:

  •
  preparation of Group industrial and commercial plans;

  •
  preparation of budgets and the assignment of objectives and projects;

  •
  forecasting of adequate information flows for management and control;

  •
  review and approval of extraordinary or particularly significant operations;

  •
  preparation of certain financial policies (for example, the definition of indebtedness and cash investment or cash equivalent investment criteria);

  •
  establishment of central structures to provide professional services and support to all the companies belonging to the Group;

  •
  adoption of codes of conduct and procedures binding on the entire Group;

  •
  adoption of common organization models; and

  •
  formulation of guidelines on the composition, operation and role of the board of directors of the subsidiary companies as well as on the assignment of management responsibilities in the subsidiary companies, consistent with those adopted by the parent company.

        The Italian subsidiary companies have acknowledged Luxottica as the company that exercises the activities of management and coordination pursuant to art. 2497 et seq. of the Italian Civil Code.

        The principles on which the corporate governance system of the parent company is founded are also applicable to all the companies belonging to the entire Luxottica Group, namely:

  1)
  defined, acknowledged and shared values, which are set out in the Code of Ethics;

  2)
  the central role of the Board of Directors;

  3)
  the effectiveness and transparency of management decisions;

  4)
  the adoption of an adequate internal control system;

  5)
  the adoption of proper and transparent rules regarding transactions carried out by related parties and the processing of confidential information;

  6)
  a proactive risk management system; and

  7)
  a remuneration and general incentive system for managers linked to the creation of sustainable value over time.

        The corporate governance system is established in compliance with the regulations of Borsa Italiana, CONSOB, SEC and NYSE, according to the highest standards of corporate governance.

        The values established in the Code of Ethics of Luxottica Group bind all employees to ensure that the activities of the Group are performed in compliance with applicable law, in the context of fair competition, with honesty, integrity and fairness, respecting the legitimate interests of stockholders, employees, clients, suppliers, business and financial partners, as well as of the societies of the countries in which the Luxottica Group operates.

II. STRUCTURE OF LUXOTTICA AND INFORMATION ON THE OWNERSHIP STRUCTURE PURSUANT TO ART. 123-BIS of Italian Consolidated Financial Law

        The Luxottica governance system—based on a traditional management and control system—is characterized by the presence of:

  •
  a board of directors ("Board of Directors" or "Board"), responsible for the management of the Company;

  •
  a board of statutory auditors ("Board of Statutory Auditors"), responsible for supervising: (i) compliance with applicable law and with the Company's by-laws; (ii) compliance with the principles of correct administration; (iii) the adequacy of the organizational structure, the internal control system and the accounting management system, as well as its reliability to correctly report the affairs of the Company; (iv) the procedures to implement the corporate governance rules provided for by the codes of conduct compiled by organizations managing regulated markets or by trade associations, with which the Company declares to comply by making a public announcement; (v) the adequacy of the regulations given by the Company to the subsidiary companies pursuant to art. 114, paragraph 2 of the Italian Legislative Decree no. 58/1998 (hereinafter also the "Italian Consolidated Financial Law"); and, according to the provisions of Italian Legislative Decree no. 39/2010; (vi) on statutory audits, the process of collecting financial information, the effectiveness of the internal auditing and management risk system, the auditing of accounts and the independence of the statutory auditor. The Luxottica Group Board of Statutory Auditors also acts as the Audit Committee pursuant to SOX;

  •
  the meeting of stockholders ("Meeting of Stockholders"), which has the power to vote—both in ordinary and extraordinary meetings—among other things, upon (i) the appointment and removal of the members of the Board of Directors and of the Board of Statutory Auditors and their remuneration, (ii) the approval of the annual financial statements and the allocation of profits, (iii) amendments to the Company's by-laws; (iv) the appointment of the function responsible for the statutory auditing of accounts, upon the recommendation of the Board of Statutory Auditors; (v) adoption of equity incentive plans.

        The task of auditing is assigned to an audit firm ("Audit Firm") listed on the special CONSOB register and appointed by the Meeting of Stockholders.

        The powers and responsibilities of the Board of Directors, of the Board of Statutory Auditors, of the Ordinary Meeting of Stockholders and of the Audit Committee are illustrated more in detail later in the Report.

        The Company's share capital is made up exclusively of ordinary, fully paid-up voting shares, entitled to voting rights both at the ordinary and extraordinary meeting of stockholders. As at January 31, 2016 the share capital was 29,019,754.98 Euro, made up of 483,662,583 shares each with a nominal value of Euro 0.06.

        There are no restrictions on the transfer of shares. No shares have special controlling rights. There is no employee shareholding scheme.

        The Company's stockholders with an equity holding greater than 2% of Luxottica's share capital are stated below, and it is specified that, in the absence of a more recent direct announcement to the Company, the percentage communicated to CONSOB, pursuant to article 120 of the Italian Consolidated Financial Law, is given:

  —
  Delfin S.à.r.l., with 61.595% of the share capital as at January 31, 2016;

  —
  Deutsche Bank Trust Company Americas, with 5.492% of the share capital as at January 31, 2016; the shares held by Deutsche Bank Trust Company Americas represent ordinary shares that are traded in the U.S. financial market through issuance by the Bank of a corresponding number of American Depositary Shares; these ordinary shares are deposited at Deutsche Bank S.p.A., which in turn issues the certificates entitling the holders to participate and vote in the meetings.

  —
  Giorgio Armani, with 4.955%, of which 2.947% is held in the form of ADRs at Deutsche Bank and therefore included in Deutsche Bank's shareholding; it is specified that these percentages correspond to the last filing made on March 30, 2006, and are equal to 4.698% and 2.794% respectively of the share capital as at January 31, 2016, assuming that the number of shares held is unchanged.

        The Chairman Leonardo Del Vecchio controls Delfin S.à r.l.

        The Company is not subject to management and control as defined in the Italian Civil Code. The Board of Directors made its last assessment in this respect on January 29, 2016, as it deemed that the presumption indicated in article 2497-sexies of the Italian Civil Code was overcome, as Delfin S.à.r.l. ("the parent holding company") acts as a holding company and from an operational and business perspective there is no common managing interest with Luxottica nor with the other affiliates of Luxottica. In particular, in the aforesaid Board meeting it was deemed that no management and coordination activities on the part of the parent holding company existed as: (a) the parent holding company does not prepare and approve industrial, financial and strategic plans nor does it approve the budgets that are to be implemented by Luxottica; (b) the parent holding company is not involved in the definition of business or market strategies aimed at any subsidiary company; (c) no directives or instructions on financial or credit matters are issued to Luxottica, or regarding the choice of contracting parties or extraordinary transactions; (d) the parent holding company is not required to approve investment transactions of the subsidiary company Luxottica in advance; or (e) there are no policies or regulations that are "imposed" on any subsidiary by the parent holding company. It was also observed that the Chairman is the only common director of the parent holding company and the Company, and this circumstance, although undoubtedly significant, is not such as to integrate a form of direction in the management of the Company.

        Information on the stock option plans, the share capital increases approved by stockholders and reserved to stock option plans, and the performance share plans assigned to employees is available in the annual financial report, in the documents prepared pursuant to article 84-bis of the Regulations for

Issuers, available on the Company's website in the Company/Governance/Compensation section and in the Report on Remuneration prepared in accordance with 123-ter of Italian Consolidated Financial Law.

        The Company is not aware of any agreements among stockholders pursuant to article 122 of the Italian Consolidated Financial Law.

        With the exception of the statements hereafter, Luxottica and its subsidiary companies are not party to any significant agreement which is amended or terminated in the event of a change in control and that can be disclosed without causing damages to the Company.

        On June 30, 2008 the subsidiary company Luxottica U.S. Holdings made a private placement of notes in the U.S. market for a total amount of USD 275 million with the following expiry dates: USD 20 million which expired on July 1, 2013; USD 127 million, which expired on July 1, 2015; and USD 128 million, which will expire on July 1, 2018. The agreement with institutional investors provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company's shares.

        On January 29, 2010 the subsidiary company Luxottica U.S. Holdings made a private placement of notes in the U.S. market for a total amount of USD 175 million with the following expiry dates: USD 50 million on January 29, 2017; USD 50 million on January 29, 2020; and USD 75 million on January 29, 2019. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On September 30, 2010 Luxottica Group S.p.A. made a private placement of notes in the U.S. market for a total amount of Euro 100 million with the following expiry dates: Euro 50 million on September 15, 2017; and Euro 50 million on September 15, 2020. The Note Purchase Agreement provides for the advance payment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On November 10, 2010 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0557635777) for a total amount of Euro 500 million. This bond was fully paid off on November 10, 2015.

        On December 15, 2011 the subsidiary Luxottica U.S. Holdings Corp. made a private placement of notes in the U.S. market for a total amount of USD 350 million, expiring on December 15, 2021. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50% of the Company shares.

        On April 17, 2012 Luxottica Group S.p.A. and the subsidiary Luxottica U.S. Holdings Corp. entered into a revolving loan agreement for Euro 500 million expiring on April 10, 2019 with Unicredit AG—Milan Branch as agent, and with Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. as backers, guaranteed by its subsidiary Luxottica S.r.l. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time the majority of lenders believe, reasonably and in good faith, that this party cannot repay the debt. This loan was paid off on February 27, 2015.

        On March 19, 2012 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0758640279) for a total amount of Euro 500 million, expiring on March 19, 2019. The offering prospectus contains a clause concerning the change of control, which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating. On January 20, 2014 the Standard & Poor's rating agency awarded the Long Term Credit Rating "A-" to the Company.

        On February 10, 2014 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS1030851791) for a total amount of Euro 500 million, expiring on February 10, 2024. The transaction was issued using the EMTN Program, whose prospectus contains a clause concerning the change of control, which provides for the possibility of the holders of the bonds to exercise a redemption option of 100% of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating. The Standard & Poor's rating agency awarded the Long Term Credit Rating "A-" to the Company and the bonds.

        With regard to the agreements between the Company and the Directors on the indemnity to be paid in the event of resignation or termination of employment without just cause or in the event of termination of the employment relationship following a take-over bid, and in general for all the information on the remuneration of Directors and managers with strategic responsibilities and the implementation of the recommendations of the Code of Conduct with regard to remuneration, please refer to the Report on Remuneration prepared in accordance with article 123-ter of the Italian Consolidated Financial Law.

        The appointment and the removal of Directors and Auditors are respectively governed by article 17 and by article 27 of the Company's by-laws, which are available for review on the Company website www.luxottica.com in the Company/Governance/By-laws section. With regard to any matters not expressly provided for by the by-laws, the current legal and regulatory provisions shall apply.

        The Company's by-laws can be modified by an extraordinary Meeting of Stockholders, which convenes and passes resolutions based on a majority vote according to the provisions of law and, as provided for by article 23 of the by-laws, by the Board of Directors within certain limits in modifying the by-laws to adapt to legal provisions.

        Pursuant to article 12 of the Company's by-laws, the stockholders for whom the Company has received notice from the relevant intermediaries pursuant to the centralized management system of financial instruments, in accordance with the law and regulations in force at that time, are entitled to participate and vote in the Meeting.

        Each share carries the right to one vote.

        The Meeting of Stockholders is held on single call. Pursuant to article 14 of the Company's by-laws, the validity of the composition of the meetings of stockholders and of the related resolutions shall be determined in accordance with the provisions of the law. The Ordinary Meeting of Stockholders is properly constituted irrespective of the percentage of capital represented and resolutions are passed with the absolute majority of capital represented. The Extraordinary Meeting of Stockholders is properly constituted with the presence of the number of stockholders that represent at least one fifth of the share capital and passes resolutions with the vote in favor of at least two thirds of the capital represented.

        The Board of Directors has not been granted a proxy to increase the share capital pursuant to article 2443 of the Italian Civil Code.

        The Meeting of Stockholders held on September 20, 2001 approved the increase in capital by a maximum of Euro 660,000 (six hundred and sixty thousand) in one or several tranches by March 31, 2017, through the issue of new ordinary shares to be offered exclusively by subscription to employees of the Company and/or its subsidiaries. The Meeting of Stockholders held on June 14, 2006 approved the further increase in capital by a maximum of Euro 1,200,000 (one million two hundred thousand) in one or several tranches by June 30, 2021 through the issue of new ordinary shares to be offered exclusively by subscription to employees of the Company and/or its subsidiaries.

        The Meeting of Stockholders held on April 24, 2015 authorized the purchase and subsequent utilization of a maximum number of 10 million Luxottica Group shares. The Company will be able to purchase treasury shares, in one or several tranches, until the next meeting of stockholders called to approve the financial statements, but no later than eighteen months after the date of adoption of the applicable resolution. The authorization to purchase and dispose of treasury shares will again be submitted to the Meeting of Stockholders to be held on April 29, 2016.

        As at January 31, 2016, Luxottica directly holds 3,029,192 treasury shares acquired through two buyback programs which were authorized at the Meetings of Stockholders in 2008 and 2009, as well as 166,644 treasury shares acquired through the activity to support market liquidity undertaken in June 2015 with the signing of an agreement with Kepler Capital Markets S.A. to enhance the market liquidity of Luxottica Group shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009, amounting to a total of 3,195,836 treasury shares.

        Please note that the information concerning the characteristics of the risk management and internal control system referred to in article 123-bis, paragraph 2, letter b) of the Italian Consolidated Financial Law, are listed below in Section II of this Report, which describes the Risk Management and Internal Control System.

SECTION II—INFORMATION ON THE IMPLEMENTATION OF THE PROVISIONS OF THE CODE OF CONDUCT

I. BOARD OF DIRECTORS

Role and duties

        The Board of Directors plays a central role in Luxottica's corporate governance.

        It is responsible for the management of the Company, with the objective of maximizing value for stockholders in the medium to long-term.

        To this end, the Board passes resolutions on actions necessary to achieve the Company's business purpose, except for those matters which, under applicable law or the Company by-laws, are expressly reserved for the Meeting of Stockholders.

        Pursuant to art. 23, paragraph 5, of the Company by-laws, the Board of Directors is solely responsible for passing resolutions on the following matters:

  1)
  the definition of general development and investment programs and of the Company and Group objectives;

  2)
  the preparation of the budget;

  3)
  the definition of the financial plans and the approval of indebtedness transactions exceeding 18 months' duration; and

  4)
  the approval of strategic agreements.

        With reference to the last item above, the Board of Directors resolved that in any case the following are to be deemed to be of a strategic nature:

  (i)
  the agreements and decisions with a value exceeding 30 (thirty) million euros, intended as a unit amount (or aggregate amount in the case of transactions of the same nature or with a similar subject), concluded within the same context, also by other companies of the Group and/or with different counterparties, with the exception of the following transactions, even if they exceed the threshold of 30 million euros (so-called "Over-Threshold Transactions"): intra-group transactions; the purchase of raw materials, semi-finished products and manufacturing components; supply and distribution agreements for glasses; the payment of overdue debts for tax, salaries, dividends or interim dividends allocated for distribution, bonds and other loans;

  (ii)
  the agreements and decisions concerning the acquisition or disposal, temporary or permanent, or the availability of trademark rights, be they owned or licensed, exclusive or non-exclusive, regardless of the value of the transaction (and therefore even if less than the limit referred to in the previous point), with the exception of inter-group transactions, merchandising agreements and agreements for the manufacture of goods and services directly used by the Company and/or its subsidiaries;

  (iii)
  the agreements and decisions concerning the employment, promotion, transfer or termination of employment or collaboration relationships, of any kind and for any amount, even if with companies of the Group, related to the following managerial positions with strategic roles ("Strategic Managers"): Chief Financial Officer; Group Human Resources Officer; Group Investor Relations and Corporate Communications Officer; Group Manufacturing Officer; Group Design Officer; Corporate Business Services Officer; President Wholesale; President Retail Optical; President Retail Luxury and Sun.

        Subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors shall also have authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505-bis and 2506-ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be entrusted with the power of representing the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the by-laws to comply with legal requirements, and the transfer of the principal place of business within Italian territory.

        The Board of Directors approves the strategic plan of the Group, monitoring its implementation, as well as the budget.

        The Board of Directors annually assesses the adequacy of the organizational, administrative and accounting structure of Luxottica and of the strategically relevant subsidiary companies through the examination of a report prepared each fiscal year, as well as the adequacy of the internal control and risk management system. The Board of Directors reviews and approves the Company's governance system also in connection with the Group structure.

        The Board, upon the review of the Control and Risk Committee, is responsible for the definition of the guidelines for the internal control and risk management system in order to identify, measure, manage and monitor the main risks concerning the Company and its subsidiaries, defining the risk level that is compatible with the strategic objectives of the Company.

        The Board of Directors grants and revokes managing powers, defining their limits and conditions of exercise. For a more detailed description of the existing managing powers as well as the frequency with which the executive bodies must report to the Board on the activities performed in exercising such powers, please refer to the sub-section entitled Executive Directors of this Section II.

        The Board of Directors evaluates the general performance of the Company, paying particular attention to the information received from the executive bodies and by the Control and Risk Committee, periodically comparing the results achieved with the forecast data within their area of responsibility.

        In particular, the Board carries out its assessments taking into account the information supplied by the executive bodies, which, on the basis of the guidelines issued by the Board, supervise all business structures and formulate proposals to be submitted to the Board with regard to the organizational structure of the Company and of the Group, the general development and investment plans, the financial plans and provisional financial statements as well as any other matter submitted to them by the Board itself.

        The Directors report to the full Board and to the Board of Statutory Auditors on the transactions in which they hold an interest on their own behalf or on behalf of third parties. Each Director is responsible for reporting to the Board and to the Board of Statutory Auditors any such interest in a transaction.

        For detailed information on the procedure for the approval of transactions with related parties, please refer to section III of this Report.

        The members of the Board of Directors are called to carry out an annual evaluation on the composition, role and performance of the Board and the Committees by filling out a special questionnaire. For the assessment conducted for the 2015 fiscal year, the Company made use of the support of an independent expert, Prof. Alessandro Minichilli, associate professor in the Management and Technology faculty of the Università Bocconi, with whom Luxottica has not previously had any professional or business dealings.

        The questionnaire, which had been modernized from previous years and supplemented with the contribution of the individual directors, is made up of specific questions that concern, among others: the adequacy of the number of its members and of the composition of the Board and of its Committees, the type of professionals represented in the Board and its Committees, the planning, organization, duration and number of meetings, the adequacy of documents sent before the meetings, the information provided to the non-executive directors during the meetings, the efficiency and effectiveness of the decision-making processes, and the role and contribution of the Board committees. In order to render the self-assessment process useful for the overall improvement of the efficiency of the Board, ample space was left to the qualitative assessments and suggestions of the individual Directors.

        The results of the self-assessment were presented to the Board of Directors in the meeting held on March 1, 2016 by the Lead Independent Director, who anonymously reported on the opinions put forward by the Directors and the suggestions made to improve the running of the management bodies of the Company.

        During fiscal year 2015 the Board of Directors of Luxottica met seven times—the record of attendance of the individual Directors listed in the table at the end of this Report and the average length of the meetings was more than one and a half hours. Where the Chairman deemed it appropriate to deal in greater depth with certain items on the agenda, senior managers of the Company were invited to participate in the Board meetings to discuss these items. In particular, during the fiscal year, the Chief Financial Officer, the Group Human Resources Officer, the Group Internal Audit Director, the Group Tax Director and the Chairman of the Supervisory Board were invited to attend the meetings for the subjects regarding their respective areas of competence.

        The Board of Directors is convened with a notice period of at least three days; in an emergency this time may be reduced to one day.

        The Board of Directors formally determined that the suitable notice period for sending supporting information documents is two days before each meeting. Throughout 2015 the relevant documents and information enabling the Board to make informed decisions were provided by the Directors with three days' advance notice of the meetings.

        In July and September 2015 two induction sessions were held, attended by the Board of Statutory Auditors and top management, aimed at providing Directors with more in-depth knowledge of the business operations and dynamics of the Group. The first meeting, organized at "Luxottica Days" in Cernobbio—namely the days dedicated to exhibiting new collections and selling to major clients—was aimed at gathering knowledge of the Markets Division and taking an in-depth look at the specific business environments in which the Group operates, with particular attention to the wholesale and retail segments, e-commerce and the brands portfolio. The second meeting, held in Agordo—where the largest Italian factories of the Group are located—focused on the Operations Division and the knowledge of the various functions included therein, such as design, engineering, manufacturing, logistics, commercial services and IT. During this meeting the Board of Directors also visited the production plant.

        In January 2016, the Company issued the calendar of corporate events for the 2016 fiscal year, which is available on the website: www.luxottica.com. During the period from January 1 through March 1, 2016 the Board of Directors met twice.

Composition

        In accordance with its by-laws, the Company is managed by a Board of Directors composed of no less than five and no more than fifteen members, appointed by the Meeting of Stockholders, once the number of directors has been decided.

        The Board of Directors currently in office was appointed by the Ordinary Meeting of Stockholders held on April 24, 2015, and shall remain in office until the Meeting of Stockholders approves the financial statements for the fiscal year ending on December 31, 2017.

        The Board of Directors is composed of fourteen Directors.

        On January 29, 2016 Adil Mehboob-Khan, former CEO for Markets, resigned. On March 1, 2016 the Board of Directors co-opted Francesco Milleri, whose office will expire concurrently with the Meeting of Stockholders on April 29, 2016.

        The Board of Directors in office until April 24, 2015 was comprised of eleven members. For more detailed information please refer to the previous corporate governance report available on www.luxottica.com in the Company/Governance/Corporate Governance Report section of the website.

        Detailed information on the powers assigned to the Board can be found below in the section on "Executive Directors".

        The composition of the Board of Directors on the date of approval of this Report is provided below, including specifics on the office held and committee membership.

Leonardo Del Vecchio	Executive Chairman
Luigi Francavilla	Deputy Chairman
Massimo Vian	Chief Executive Officer for Product and Operations
Francesco Milleri	Director with Deputy Functions
Marina Brogi*	Member of the Human Resources Committee and Lead Independent Director
Luigi Feola*	Director
Elisabetta Magistretti*	Chairperson of the Control and Risk Committee
Mario Notari	Member of the Human Resources Committee
Maria Pierdicchi*	Director
Karl Heinz Salzburger*	Director
Luciano Santel*	Member of the Control and Risk Committee
Cristina Scocchia*	Member of the Control and Risk Committee
Sandro Veronesi*	Director
Andrea Zappia*	Chairman of the Human Resources Committee

*
Director satisfying the requirement of independence set forth in the Italian Consolidated Financial Law and in the Code of Conduct

        Massimo Vian is also an employee of the Company.

        Set out below is a brief profile of each member of the Board of Directors in office. Information is provided regarding the initial year each director was appointed to the Board and the offices held in other listed companies, in financial, banking and insurance companies as well as in those companies of significant size, identified through the criteria implemented by the Company with regard to the accumulation of positions and detailed below. For Luxottica Group, only the most significant subsidiaries or those companies having strategic relevance are listed.

Leonardo Del Vecchio

        The Company founder, Mr. Del Vecchio has been Chairman of the Board of Directors since its incorporation. In 1986, the President of Italy conferred on him the badge of honor Cavaliere dell'Ordine al "Merito del Lavoro". In May 1995 he was awarded an honorary business administration degree by the University Cà Foscari in Venice. In 1999, he was awarded an honorary Master's degree in International

Business by MIB, Management School in Trieste and in 2002 he was awarded an honorary management engineering degree by the University in Udine. In March 2006, he received an honorary degree in materials engineering by the Politecnico in Milan. In December 2012 the Fondazione CUOA awarded him an honorary master's degree in business administration.

        He is Chairman of Delfin S.à r.l., Deputy-Chairman of the Board of Directors of Foncière des Régions S.A., and a member of the Board of Directors of Beni Stabili S.p.A. SIIQ and Kairos Julius Baer SIM S.p.A.

Luigi Francavilla

        Mr. Francavilla joined Luxottica Group in 1968. He has been a Director since 1985 and Deputy Chairman since 1991. During his long career with the Group he was the Group's Chief Quality Officer, the Group's Product & Design Director and Technical General Manager. He is the Chairman of Luxottica S.r.l. and Luxottica Tristar (Dongguan) Optical Co Ltd, which are among the major production subsidiary companies of the Group.

        In April 2000, he was awarded an honorary business administration degree by the Constantinian University, Cranston, Rhode Island, U.S.A. In 2011 he was appointed 'Grande Ufficiale' of the Republic of Italy and in 2012 'Cavaliere del Lavoro'.

        Mr. Francavilla is also a member of the Board of Directors of the Venice branch of Bank of Italy.

Massimo Vian

        Mr. Vian was appointed Director of the Company on October 29, 2014, taking on all the powers of management ad interim until January 19, 2015, the date on which he took on the office of CEO for Product and Operations. He graduated with a degree in management engineering from the University of Padua and before joining Luxottica Group he held various positions in Momo S.r.l., EFESO Consulting and Key Safety Systems. Mr. Vian joined the Group in 2005 as Industrial Engineering Director. From 2007 until 2010 he held the office of Asia Operations Director and in 2010 he was appointed Chief Operations Officer. Within Luxottica Group he is the CEO of Luxottica S.r.l., a member of the Board of Directors of Luxottica U.S. Holding Corp., Luxottica Retail North America Inc., Luxottica North America Distribution LLC, Oakley Inc. and OPSM Group PTY Limited.

Francesco Milleri

        Mr. Milleri was appointed Director with Deputy Functions of Luxottica Group S.p.A. on March 1, 2016. Mr. Milleri graduated with a degree in Law from the University of Florence in 1983 where he worked as an Assistant Professor of Political Economy from 1984 to 1986. In 1987, he earned an MBA in Business Administration, with high merit, from the school of management at the Bocconi University in Milan, followed by two years of specialization in Corporate Finance at New York University's Stern School of Business as the recipient of Banca d'Italia's "Donato Menichella" scholarship. Mr. Milleri began his career in 1988 as a business consultant for Italian companies and multinational corporations. For more than 20 years he gained international experience working in a variety of industries, including mechanics, consumer goods, financial institutions and pharmaceuticals. Alongside his business consulting activities, in 2000 Mr. Milleri founded and currently leads a group of companies focused on technology and digital innovation.

Marina Brogi

        Ms. Brogi has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. She graduated with a degree in Economics from Luigi Bocconi University and has over twenty years of experience in research and training in banking and finance at many universities and business schools. From 1993 to 1998 she was a Researcher of Financial Intermediaries at Bocconi University and from 1998 to 2007 she was Associate Professor of Capital and Financial Markets at La Sapienza University in Rome. Since 2007 she has been a full professor of "Disclosure, Governance and Control in banks and insurance companies" and of "International banking and capital markets" at La Sapienza University in Rome. Ms. Brogi is a member of the Board of Directors of Salini Impregilo S.p.A. and member of the Supervisory Board of UBI Banca S.p.A.

Luigi Feola

        Mr. Feola has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. He graduated with a degree in Business and Economics from Messina University in 1990. Thereafter he completed an MBA at Luigi Bocconi University in 1991 and an MBA through the International Exchange Program at the University of California, Berkeley, in 1992. In 1992 he also became a certified Chartered Public Accountant. Mr. Feola started his career in 1993 at Procter & Gamble Italy as a financial analyst, where he held positions of increasing responsibility. In 2009 he was appointed Chief Financial Officer, Global Prestige Products and lastly in 2014 Vice President and General Manager of Global Luxury Brands.

        He is currently President of Value Retail Management Ltd, a company that develops and manages luxury shopping villages in Europe and China.

Elisabetta Magistretti

        Ms. Magistretti has been a member of the Board of Directors of the Company since April 27, 2012. She graduated with a degree in economics and business from the Università Bocconi of Milan and is registered in the Association of Certified Accountants in Italy. She worked for Arthur Andersen from 1972 to 2001, becoming a partner in 1984. In 2001 she took up the position of Senior Executive which is responsible for the Administrative Governance Management department of Unicredit. From 2006 to 2009, while still at Unicredit, she became the Manager of the Internal Audit Department of the Group. From 2010 to 2012 she was a member of the Audit Committee of Unicredit Bulbank, Bulgaria, and the Supervisory Board of Zao Unicredit Russia. She was also a member of the Italian Accounting Body from 2002 to 2011, a member of the Board of Directors of the Interbank Deposit Protection Fund from 2002 until 2009 and a member of the Board of Directors of Pirelli & C S.p.A. from 2011 until February 2016. She is also a member of the Board of Directors of Mediobanca S.p.A.

Mario Notari

        Mr. Notari has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. He is a Full Professor of Company and Business Law at Università Bocconi in Milan, Director of the Phd Board in Company Law at Università di Brescia and member of the Phd Board in Business Law at Università Bocconi. He is also a member of the Editorial Board of the journals "Osservatorio del diritto civile e commerciale" and "Contratto e impresa", as well as member of the Editorial Board and/or Scientific Board of "Rivista delle società", "Rivista del diritto commerciale", "Rivista dei dottori commercialisti", "Strumenti finanziari e fiscalità". He is a member and advisor of several academic and institutional boards. Mr. Notari is the founder and partner of the "Zabban—Notari—Rampolla & Associati" firm in Milan, practicing as a public notary and legal advisor of industrial and financial companies, listed companies and financial institutions and as an arbitrator in the areas of civil, corporate and financial markets law. Currently he is Chairman of the Board of Statutory Auditors of Kairos Investment management S.p.A., Kairos Partners SGR S.p.A. and Kairos Julius Baer SIM S.p.A. member of the Board of Directors of RCS Mediagroup S.p.A. and Chairman of the Supervisory Board in Assicurazioni Generali S.p.A.

Maria Pierdicchi

        Ms. Pierdicchi has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. She graduated with a degree in Economics from Luigi Bocconi University in 1982. Thereafter she obtained an MBA in Finance cum laude, at New York University, Stern Graduate School of Business Administration in 1998. From 1981 to 1985 she was a Research Assistant in Banking and International Financial Intermediaries at Luigi Bocconi University and Assistant Professor of International Banking for the SDA Business School. From 1985 to 1986 she served as a consultant at The World Bank in Washington D.C. From 1988 to 1991 she worked at Citibank N.A. as Senior Financial Analyst. In 1991 she joined Premafin S.p.A. where she became General Manager and she stayed with the company until 1998 when she joined Borsa Italiana S.p.A, as Senior Director in charge of the "Nuovo Mercato". In 2003 she joined Standard & Poor's, McGraw Hill Financial Group, where she was appointed Chief Executive Officer of S&P CMSI, Managing Director, Head of Southern Europe, until March 2015. Ms. Pierdicchi is a member of the Board of Directors of Nuova Banca delle Marche S.p.A., Nuova Banca dell'Etruria e del Lazio S.p.A., Nuova Cassa di Risparmio di Ferrara S.p.A., and Nuova Cassa di Risparmio di Chieti S.p.A.

Karl Heinz Salzburger

        Mr. Salzburger has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. He graduated from the University of Verona in 1981 with a degree in Economics. In 1983 he obtained a Master's degree in International Marketing from CUOA in Vicenza. He began his professional career at Accumulatori Alto Adige and thereafter he moved to Austria for Salvagnini Transferica S.p.A, where he became General Manager. From 1990 to 1997 he worked for Benetton Sportsystem S.p.A. where he held several positions until he became responsible for the Benetton Sportsystem subsidiaries. In 1997 he was appointed Chief Executive Officer of The North Face Europe and thereafter he was appointed Chief Executive Officer of The North Face Inc. in San Francisco, where he remained until the end of 2000. After May 2000, when The North Face Inc. was acquired by the VF Corporation, he was appointed President for the International Outdoor Coalition and thereafter in 2006, President of VF International, which includes the responsibility for all VF brands in Europe, Middle East and Asia. Since 2010 he has been the Group President of VF Corporation International, a group leader in apparel, sportswear, outdoor products, and which owns among others the following brands Lee, Wrangler, Jansport, Eastpak, The North Face, Vans, Napapijri and 7 For All Mankind. He holds the position of director in various companies of the VF Group, such as VF International Sagl, of which he is Chairman.

Luciano Santel

        Mr. Santel has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. After graduating with a degree in Business and Economics from Ca Foscari University of Venice, he began his career in independent international auditing firms (Reconta Ernst & Young and Arthur Andersen). He also served as Finance Director in IVG and in Rossignol Group. In 1996 he was appointed as Chief Operating Officer of Retail Brand Alliance (f/k/a Casual Corner Group Inc.) where he remained until 1999 when he joined Luxottica as V.P. Group International Development. In 2001, he joined Geox S.p.A. as Chief Corporate Officer until 2009, when he was appointed Chief Executive Officer of Stefanel S.p.A. Since September 2013 he has been Chief Corporate Officer of Moncler S.p.A.

Cristina Scocchia

        Ms. Scocchia has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. After graduating in Management of International Firms from Luigi Bocconi University, she completed a PhD in Business Administration at the University of Torino.

        She started her career at Procter & Gamble, where from 1997 she held positions of increasing responsibility working on mature and emerging markets until she was appointed in September 2012 as Cosmetics International Operations Division leader, with the responsibility of supervising the brands in her portfolio in over 70 countries around the world. In July 2013 she joined L'Oréal Italia S.p.A. and since January 1, 2014 she has been its Chief Executive Officer. Furthermore she is Vice President of Cosmetics Italy and of Centromarca and member of the Board and of the Advisory Board of Federchimica and UPA. She is also member of the Board of Industrial Union of Turin and Indicod-ECR and member of Assolombarda Committee, of the Advisory Board of the Foreign Investors Council and of the Sodalitas Foundation. Since 2015 she has been a member of the Auditel Board of Directors.

Sandro Veronesi

        Mr. Veronesi has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. He graduated in Business and Economics at University of Verona and began his career at Golden Lady S.p.A., where he held key positions until 1993. Since 1993 he has been exclusively dedicated to Calzedonia S.p.A., a company he founded in 1986 and that currently counts more than 3800 shopping locations in more than 35 countries, owning several brands, among others Intimissimi, Falconeri, Signorvino and Atelier Aimée. In 1999, Mr. Veronesi established Fondazione San Zeno, a foundation allocating part of Calzedonia revenues to help disadvantaged people. In 2009, the President of the Republic of Italy conferred on Mr. Veronesi the honor of "Cavaliere dell'Ordine al Merito del Lavoro". In addition to being Chairman of Calzedonia S.p.A., he is a member of the Board of Directors of Banco Popolare Società Cooperativa.

Andrea Zappia

        Mr. Zappia has been a member of the Board of Directors of Luxottica Group S.p.A. since April 24, 2015. He holds a degree in Business and Economics and began his career at Procter & Gamble, where he served as European Group Marketing Manager. From 1996 to 2001 he held the position of Global Sales and Marketing Director respectively for Ferrari and Maserati and thereafter, he was Vice President of Marketing and Product Development worldwide in Fila. In 2003 he joined Sky Italia as Vice President, Marketing, Promotion and Business Development and other several increasingly senior positions leading to his appointment as Chief Executive Officer in 2011. He is currently a member of the "Giunta, Comitato di Presidenza and Consiglio Direttivo" for Assolombarda's project on Media and Communication. He is a member of the board of directors of Banca Sistema S.p.A.

Limitations to the accumulation of positions

        To assess the maximum number of positions a Director may hold as a director or an auditor in other companies listed on regulated markets, in financial companies, banks, insurance companies or other companies of a significant size that is compatible with the office of Director at Luxottica, the Board of Directors confirmed the following criteria at the Board meeting held on April 24, 2015:

MAXIMUM NUMBER OF APPOINTMENTS AS DIRECTOR OR AUDITOR IN OTHER COMPANIES

Listed companies, financial companies, banks, insurance companies or companies of a significant size

Executive role	3 + LUXOTTICA
Non-executive role	9 + LUXOTTICA

        For the purpose of multiple appointments, (i) the only positions to be taken into consideration are those as member of the board of directors or auditor for companies listed on regulated markets

(domestic and foreign), in banks, insurance companies, or companies of a significant size, which are defined as companies with a total value of business or revenues exceeding Euro 1000 million (hereinafter, "Large Companies"), (ii) the appointments by one or more Large Companies belonging to the same group, including Luxottica Group, are counted as one, whereby the appointment requiring the most significant commitment (i.e. the executive role) shall be considered the prevailing one.

        The appointments held by the members of the Board of Directors in other companies, in compliance with the criteria indicated above, are compatible with the appointment at Luxottica Group S.p.A. With regard to the Chairman, he serves in four relevant roles pursuant to the above-mentioned criteria. However, after taking into consideration the fact that his role in Beni Stabili S.p.A. SIIQ is directly related to his role in Foncière des Régions S.A., and that the offices held in other companies are not executive positions, the Board of Directors on January 29, 2016 agreed that such appointments were compatible with his role in Luxottica Group.

        The members of the Board of Directors possess the required professionalism and experience to perform their roles effectively and efficiently. In particular, it is guaranteed that they possess adequate experience in the business sector in which the Company operates, as well as specific managerial, financial, legal and internal control skills.

        Neither the Company by-laws, nor any board resolutions, have authorized, generally or conditionally, any derogations from the non-competition clause.

Committees

        The Board of Directors has set up the Human Resources Committee and the Control and Risk Committee within the Board. Special regulations approved by the Board of Directors regulate their operations and respective tasks. In the performance of their respective functions, these Committees are entitled to access the information and Company functions necessary for the performance of their respective tasks, and may work with external consultants at the expense of the Company, within the limits of the budget approved by the Board for each committee. In this regard, it is to be noted that if the Human Resources Committee intends to make use of the services of a consultant in order to obtain information on market practices regarding remuneration policies, it must check beforehand that the aforesaid consultant is not in any position that may clearly compromise its independent judgment.

        Further information can be found in this Report, and with respect to the Human Resources Committee, in the Remuneration Report published pursuant to article 123-ter of the Italian Consolidated Financial Law.

        The Board of Directors, at its meeting held on April 24, 2015, did not deem it necessary to set up an "Appointments Committee" which is recommended by the Code of Conduct. This is due to the composition of the ownership structure of the Company. Moreover, responsibilities regarding succession plans, which would be the responsibility of the Appointments Committee, if set up, are assigned to the Human Resources Committee of Luxottica, which, inter alia, evaluates the organizational requirements of the Group and the action taken for the effective assignment of key positions.

Executive Directors

        At the meeting held on April 24, 2015 the Board of Directors confirmed the appointment of Mr. Adil Mehboob-Khan and Mr. Massimo Vian, respectively as the CEO for the marketing and sales division ("Markets Division") and the CEO for the product and operations division ("Product and Operations Division"), under the coordination and strategic supervision of the Chairman, Leonardo Del Vecchio. Each of the CEOs had been assigned autonomous and exclusive powers in their respective areas of competence, in addition to shared common powers for the management of the functions not exclusively related to the Markets Division or the Product and Operations Division (i.e. typically so-called "corporate functions").

        On January 29, 2016 following the resignation of the CEO for Markets, Mr. Adil Mehboob-Khan, the Board of Directors appointed Mr. Leonardo Del Vecchio as Executive Chairman, granting him the powers for the Markets Division and confirming the powers of Mr. Massimo Vian for the Product and Operations Division.

        The Executive Chairman was granted the powers of ordinary and extraordinary management of the Markets Division, which includes the departments and functions related to the marketing and sales area (Wholesale, Retail Optical, Retail Luxury and Sun, EyeMed, E-Commerce, Marketing, Business Development, Mergers & Acquisitions). In particular, he was granted the powers of management and representation for all the agreements and decisions in the Markets Division that are not reserved for the Board of Directors, as well as for the Over-Threshold Transactions concerning the Markets Division and the Shared Divisions. The Executive Chairman has the powers of management and representation, with the obligation to coordinate and adequately inform the other CEO of the agreements and decisions that do not fall within the Reserved Decisions, with regard to the following corporate functions: Accounting, Finance and Control, Human Resources and Internal Communications, Corporate and Legal Affairs, Investor Relations and Corporate Communications. He was also granted the powers of management and representation aimed at the coordination, supervision and strategic direction of the activities of the Company and the Group, as the person in charge of strategic supervision.

        Mr. Massimo Vian, as CEO for Product and Operations, was assigned the powers of ordinary and extraordinary management of the Product and Operations Division, which includes the departments and functions related to the product and production area (the management of Style and Design; Research and Development; Purchasing; Manufacturing Frames and Lenses; Logistics and Distributions; Quality Assurance; Industrial Planning; Business Services; Risk Management and Compliance, Assortment Strategy and Management Support System-Go to Market). In particular, he has autonomous powers of management and representation with regard to agreements and decisions in the Product and Operations Division with a value not exceeding 15 million euros, as well as the Above-Threshold Transactions concerning the Product and Operations Division and the Shared Divisions. In the exercising of autonomous powers, the CEO for Product and Operations properly informs the Chairman of the agreements and decisions regarding his Division that—having a value of no more than 15 million euros—are not ordinary and recurring. He has the powers of management and representation, with the obligation to coordinate and inform the Executive Chairman, with regard to the following:

  a)
  the agreements and decisions with a value not exceeding 15 million euros involving the Shared Divisions; and

  b)
  the agreements and decisions concerning the employment, promotion, transfer or termination of employment or collaboration relationships, of any kind and for any amount, even if with companies of the Group, together with the amendments to the structure and creation of new roles for directors that form the "front lines" of the Product and Operations Division.

        The CEO for Product and Operations, Mr. Massimo Vian, also has joint powers of management and representation with the Executive Chairman, with regard to the following significant decisions:

  a)
  the agreements and decisions with a Transaction Value, as defined above, of between 15 and 30 million euros in the Product and Operations Division and the Shared Divisions;

  b)
  the agreements and decisions regarding the employment, promotion, transfer or termination of employment or collaboration relationships, of any kind and for any amount, even if with companies of the Group, together with the amendments to the structure and creation of new roles for directors that form the "front lines" of the Shared Divisions.

        The limits on the amounts stated above for the Executive Chairman and the CEO for Product and Operations are not applicable to Over-Threshold Transactions.

        The Executive Chairman and the CEO for Product and Operations, exclusively within the scope of their respective areas of competence and jointly within the scope of the Shared Divisions:

  •
  are responsible for supervising the related business units on the basis of the instructions received from the Board of Directors, as well as ensuring that the organization, administration and accounting structure of the Company is suitable to its nature and size.

  •
  are responsible for formulating proposals to be submitted to the Board of Directors regarding the organization of the Company and of the Group, the general development and investment programs, the financial programs and the budget, as well as regarding any other matter the Board may request.

  •
  have been identified as directors responsible for the internal control and risk management system.

        Mr. Luigi Francavilla, Deputy Chairman, is granted the powers to perform transactions with a value not exceeding Euro 10 million.

        On March 1, 2016, the Board of Directors co-opted Francesco Milleri and appointed him as Director with Deputy Functions with the task to assist the Executive Chairman in the exercise of his duties. The Board has granted Francesco Milleri deputy and substitute powers to be exercised upon specific request and authorization of the Executive Chairman, under his coordination and responsibility.

        In compliance with the provisions of the Company's by-laws, the executive bodies report to the Board of Directors and to the Board of Statutory Auditors promptly and regularly and, in any case, at least quarterly, on the general performance of the business and on the procedures to exercise the managing powers granted to them, as well as on the most relevant economic, financial and asset transactions performed by the Company and by its subsidiaries.

        In light of the above, the Board has four Executive Directors: Leonardo Del Vecchio, Luigi Francavilla, Massimo Vian and Francesco Milleri.

Non-executive Directors

        Ms. Marina Brogi, Mr. Luigi Feola, Ms. Elisabetta Magistretti, Mr. Mario Notari, Ms. Maria Pierdicchi, Mr. Karl Heinz Salzburger, Mr. Luciano Santel, Ms. Cristina Scocchia, Mr. Sandro Veronesi and Mr. Andrea Zappia are non-executive Directors.

        At the time of their candidacy, the following members of the Board of Directors Ms. Marina Brogi, Mr. Luigi Feola, Ms. Elisabetta Magistretti, Ms. Maria Pierdicchi, Mr. Karl Heinz Salzburger, Mr. Luciano Santel, Ms. Cristina Scocchia, Mr. Sandro Veronesi and Mr. Andrea Zappia, declared that they satisfy the requirement of independence set forth by art.148, paragraph 3 of the Consolidated Financial Law, as quoted in art.147-ter of the latter and in art. 3 of the Code of Conduct for Listed Companies.

        On April 24, 2015, following its appointment by the Meeting of Stockholders, the Board of Directors verified that the independence requirements of Directors Brogi, Feola, Magistretti, Pierdicchi, Salzburger, Santel, Scocchia, Veronesi and Zappia were met and notified the market of this conclusion.

        On January 29, 2016 the Board of Directors verified the independence requirements continue to be met on the basis of the information available and information provided by the parties involved, acknowledging that these Directors can continue to be qualified as independent.

        The Board of Statutory Auditors verified the correctness of the evaluation carried out by the Board of Directors on the independence of the Directors based on the criteria set forth in the Code of Conduct.

        Therefore, in accordance with the provisions of the Italian Consolidated Financial Law and the Code of Conduct, nine out of fourteen Directors are independent, i.e. more than one-third in accordance with the recommendations of the Regulations for issuers such as Luxottica that belong to the FTSE Mib index.

        On April 24, 2015, the Board of Directors appointed Ms. Marina Brogi as the Lead Independent Director as a point of reference and coordinator of the requests and contributions of the non-executive and, in particular, independent directors. On her initiative, the independent Directors exclusively met once in 2015, in which inter alia the methods for the performance of the "Board evaluation" were discussed.

        The Board of Directors in office until April 24, 2015 included seven non-executive members out of an eleven member Board. Of these, six qualified as independent directors in compliance with the Consolidated Financial Law and the Code of Conduct.

Appointment of Directors

        The Board of Directors in office was appointed by the Meeting of Stockholders held on April 24, 2015. The minimum percentage of share capital required to present a list, as established by CONSOB resolution no.19109 dated January 28, 2015, was equal to 0.5%.

        Twelve of the fourteen Directors currently in office were selected from the list submitted by the majority stockholder Delfin S.à r.l. Ms. Marina Brogi was drawn from the minority list submitted by a group of international and national institutional investors (Anima Sgr S.p.A., APG Asset Management NV, Arca SGR S.p.A., Etica SGR S.p.A., Eurizon Capital S.G.R. S.p.A., Eurizon Capital SA, Fideuram Investimenti S.G.R. S.p.A., Fideuram Asset Management (Ireland) Limited, Interfund SICAV, Generali Investments Europe S.p.A. SGR, Legal & General Investment Management Limited, Mediolanum Gestione Fondi SGR S.p.A., Mediolanum International Funds Limited, Pioneer Asset Management S.A., Pioneer Investment Management SGRpA, Ubi Pramerica SGR). Mr. Francesco Milleri was co-opted by the Board of Directors on March 1, 2016, with a favorable opinion from the Board of Statutory Auditors.

        The lists and supporting documentation, filed and published within the deadlines prescribed by law at the time of their appointment, are available for review on the Company's website under the Company/Governance/General Meeting/Archive section.

        The appointment of Directors is regulated by article 17 of the Company by-laws (please refer to the by-laws for additional information).

        Due to the Company's ownership structure, on the occasion of the Meeting of Stockholders called to renew the Company's governing bodies, the Board of Directors did not express its recommendation on the professional qualifications considered appropriate to be represented in the Board.

        It is to be noted that during the annual self-assessment, the Board of Directors expressed its satisfaction with regard to the skills represented, highlighting that it was not necessary to add other professional figures.

Human Resources Committee

        On April 24, 2015 the Board of Directors appointed the independent Directors Mr. Andrea Zappia, Chairman and Ms. Marina Brogi, as well as the non-executive Director Mr. Mario Notari to be members of the Human Resources Committee, all of whom are in possession of the knowledge and experience of financial matters or remuneration policies required by the Code of Conduct. The Human Resources Committee in office until April 24, 2015 was composed of the independent Directors Mr. Claudio Costamagna, Ms. Anna Puccio and Mr. Marco Mangiagalli.

        The Committee is responsible for offering consultations and submitting proposals to the Board of Directors, mainly with regard to the remuneration of executive directors and managers with strategic responsibilities.

        The Committee reports to the Board of Directors at least twice a year prior to the approval of the financial statements and the six-month report.

        In 2015, the Committee met 5 times for an average of seventy-five minutes per meeting. In the first two months of 2016 the Committee met 3 times.

        For further information on the responsibilities and activities of the Committee, as well as the remuneration of Directors, Statutory Auditors and managers with strategic responsibilities, please refer to the Remuneration Report published in accordance with article 123-ter of Italian Consolidated Financial Law.

Succession plans

        In 2015, the Human Resources Committee reviewed the Company's processes aimed at identifying talented and qualified individuals who could assume managerial positions from one generation to the next and identified succession plans for the key managers of the Group. In light of the changes that occurred during the first part of the 2016 to the Company's top management, the Human Resources Committee is planning to review, in the coming months, the succession plans for the Executive Directors and will update the succession plans for individuals designated as "managers with strategic responsibilities".

II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

        Information on the internal control and risk management system of the Group is provided below and also pursuant to art. 123-bis, paragraph 2, letter b, of Italian Consolidated Financial Law.

Definitions and Objectives:

        Luxottica believes in the importance of developing an internal control culture and management of risk that promotes the undertaking of informed decisions and contributes to the safeguarding of company assets, the efficiency and effectiveness of company processes, the reliability of financial reporting and compliance with laws and regulations, as well as with company by-laws and internal procedures.

        The internal control system over financial reporting and risk management ("ICFR System") consists of tools, organizational structures and procedures for each area of activity, which are set forth in the manuals updated and distributed within the Group and which are aimed at contributing to the fair management of the Company in line with predetermined objectives.

        The ICFR system, which is integrated into more general organizational structures and the corporate governance of the Company and the Group, is aimed at enabling the Group's primary risks to be identified, measured, managed and monitored, as well as ensuring that financial reporting is reliable, accurate and disclosure is made promptly. Luxottica is aware that the efforts made to define an efficient internal control system, capable of ensuring complete, accurate and correct financial reporting, do not represent a one off activity but rather a dynamic process that must be renewed and adapted to the evolution of the business, of the socioeconomic environment and of the regulatory framework.

        According to the provisions of the Code of Ethics of Luxottica, each recipient of internal control procedures must cooperate fully with the internal functions and the external bodies appointed to check the efficiency of the ICFR System.

Best practice principles of the Group

        The structure of the ICFR System of Luxottica Group, which monitors the preparation and disclosure of financial reporting, is consistent with national best practices, such as the guidelines of Confindustria and the principles of the Code of Conduct for Listed Companies, and international best practices, such as the COSO (Committee Of Sponsoring Organizations of the Treadway Commission) Internal Control—Integrated Framework and the COBIT (Control Objectives for Information and Related Technology) of ISACA (Information Systems Audit and Control Association).

Sarbanes-Oxley Act (SOX)

        Adjustment to the provisions of SOX is compulsory for Luxottica Group since it is listed on the NYSE, and therefore it has represented and represents a significant motivation for the Group to continually improve its ICFR System.

        In particular, in the process of adjusting to SOX, Luxottica intended not only to comply with a regulation but has also taken a real opportunity to improve its administrative and financial governance and the quality of its internal control system in order to make it more systematic, consistently monitored and methodologically better defined and documented.

Main features of the internal control and risk management system in relation to the financial reporting process

System Structure and Phases

(I)    Structure and Phases

        As mentioned above, the structure of the ICFR System was defined consistently with the model provided by the COSO Internal Control—Integrated Framework (the so-called "COSO Report"), which establishes 5 components:

  a)
  control environment inside the organization (Internal Environment);

  b)
  assessment of the risks that could compromise the achievement of corporate goals (Risk Assessment);

  c)
  control activities for the reduction of risks (Control Activities);

  d)
  the information system represented by the exchange of information between top management and operating staff (Information and Communication);

  e)
  monitoring activities over time of the quality and results of internal controls (Monitoring Activities).

        Following its revision in 2013, the COSO Report introduced a total of 17 principles that make up the fundamental elements of each of the 5 components of the model with the aim of creating an efficient internal control system.

        In particular, in compliance with the ICFR System:

            (i)  for the most important companies of the Group (so-called Material Control Units) controls were designed and their effectiveness was assessed both at general/cross level (entity level controls) and at the level of each operational/administrative process;

            (ii)  for the smaller companies, which were however still significant, especially when considered in the aggregate (so-called Material When Aggregated), the assessment was performed on the general effectiveness level of the control system.

Anti-fraud Programs & Controls

        Among the cross level controls, the controls to reduce the risk of fraud are particularly important. To this end, Luxottica has developed Anti-Fraud Programs & Controls derived from an in-depth risk assessment which, after mapping the possible ways in which fraud could be committed, defined the necessary controls to reduce the risk of fraud and/or allowing its identification. This "anti-fraud" system is constantly updated and improved.

Enterprise Risk Management

        With regard corporate risk management, since 2011 an Enterprise Risk Management process has been implemented based on the following features and in line with the models and best practices recognized internationally:

  (i)
  the definition of a Risk Model for the Group, which classifies in 5 risk factors, those that may compromise the attainment of corporate objectives (strategic, contextual, operative, financial and compliance);

  (ii)
  the development of a risk assessment and risk analysis methodology to measure exposures in terms of impact and probability of occurrence; and

  (iii)
  the collection, analysis and aggregation of data and information necessary for processing a Risk Report for the Group directed to the top management of the company.

        The process described above, which was devised to be implemented in cycles, involved a wide range of managers (77 in 2015), meaning that the most significant risk exposure for the Group was identified. In parallel to this activity, specific activities aimed at mitigating the risks identified previously were carried out directly by the Risk Management department and/or the Managers of the various businesses. The Control and Risk Committee is regularly updated on developments in the Group Enterprise Risk Management program as well as on the results of analysis and actions taken.

Compliance

        With reference to compliance, in 2011 a specific program aimed at the mapping of all of the most relevant areas for the Group and gaining an understanding of the level of maturity and protection of processes was set up. On the basis of this program, specific compliance initiatives focused on Corporate Criminal Liability/Anti-Corruption, Privacy Data Management, Responsible Sourcing/Supply Chain Compliance and Antitrust & Competition Compliance were scoped, defined and developed over the two subsequent years.

        In 2013 work has continued on the definition of a comprehensive governance model for the Group's Compliance function, aimed at achieving a more efficient, rational and pervasive monitoring of the processes and through subsequently reorganization of this function.

(II)   Control, management and analysis of financial risk

        Within the context of the risk factors mentioned in the previous paragraph, the Enterprise Risk Management process paid particular attention to financial risk.

        In order to deal with the developments in operating conditions and the legal framework, the Company implemented two policies that define the rules and principles to (i) identify; (ii) monitor; and (iii) analyze financial risk.

Financial Risk Management Policy:

        The Financial Risk Management Policy was introduced in 2006, but was most recently updated by the Board of Directors in January 2016, given the new structure of the ICFR System.

        The policy sets forth the principles and rules for the management and monitoring of financial risk and pays particular attention to the activities carried out by the Luxottica Group to minimize the risks deriving from the fluctuations of interest rates, exchange rates and the solvency of financial counterparties.

        The policy clarifies that the instrument used for "interest rate risk" hedging is the plain vanilla "interest rate swaps", whereas for "exchange risk" "non-speculative" derivative instruments, such as "spot and forward exchange contracts" are used. In certain circumstances and subject to the specific authorization of the CFO, more flexible instruments that replicate the effect of the forward exchange contract or "zero cost collar", "accumulator forward" and "average strike forward" can be used.

        The use of derivative instruments is aimed only at the actual hedging of exchange risk and interest rates that the group is exposed to, therefore the use of these instruments for speculative purposes is not permitted. In addition to the goal of reducing counterparty risk, the policy specifies the minimum criteria to be met in order to be able to transact with the Group. This guideline includes:

  (i)
  the obligation to operate with qualified banking counterparties through standard agreements (ISDA Master Agreement);

  (ii)
  a limit on exposure per individual counterparty and a limit on the total exposure of the Group,

  (iii)
  the fixing of the minimum credit credential requirements for the counterparties authorized to engage in derivative transactions.

        A quarterly reporting system has also been implemented for the Control and Risk Committee since 2007 to highlight the debt exposure and the hedging transactions implemented to minimize "interest rate" risk, "exchange rate" risk and, since 2011, "counterparty risk". Since 2013, this reporting has also included information regarding evidence of High Yield Currencies exposure.

Credit Policy

        This is another operational and control policy that has been implemented for some time and is applicable to all the wholesale companies of Luxottica Group. It was recently updated in February 2016.

        This policy defines the rules and responsibilities for the management and collection of credit in order to prevent financial risk, optimize revolving credit and reduce losses on such credits. In particular, this policy sets the guidelines for the following activities:

  •
  apportionment and control of credit lines;

  •
  monitoring of credit trends;

  •
  soliciting unpaid/expired credits;

  •
  management and control of legal actions;

  •
  management and control of the appropriations and losses on credits;

  •
  determination and control of terms of payment in the various markets; and

  •
  control over warranty terms.

(III) Objectives of the system

        The objectives of the ICFR system have been defined consistently within the guidelines of SOX regulations, which differentiate between the following two components:

  (i)
  controls and procedures to comply with the disclosure obligations related to the consolidated financial statements and the Form 20-F (Disclosure controls and procedures—DC&P).

    The disclosure controls and procedures are designed to ensure that the financial information is adequately collected and communicated to the Group's Executive Chairman, Chief Executive Officer of Product and Operations (CEO) and Chief Financial Officer (CFO), so that they may make appropriate and timely decisions about the information to be disclosed to the market.

  (ii)
  internal control system that supervises the preparation of the financial statements (Internal Control Over Financial Reporting—ICFR).

    The internal control system that supervises the preparation of the financial statements has the objective of ensuring the reliability of the financial information in accordance with relevant accounting principles.

        In addition to defining and testing the internal ICFR system in compliance with SOX requirements, Luxottica has also identified the necessary actions to ensure its optimal functioning over time.

(IV) ICFR Monitoring and Updates

        The entire ICFR System must, in turn, be monitored at two levels:

  (i)
  by line management, supervising the significant processes; and

  (ii)
  by the Internal Audit department, which independently and according to an approved intervention plan must check the effectiveness of the controls and report on them to the relevant functions and bodies.

        Furthermore, as a result of a comparison with other companies listed on the NYSE, the designed control system is subject to continuous improvements. Since 2007, on the basis of experience gained internally, independent evaluations by Group's external auditors and the introduction of audit standard no. 5 adopted by the PCAOB (Public Company Accounting Oversight Board), a process for the evaluation and rationalization of the controls is in place, which allows the Company, on the one hand, to eliminate any redundant controls that burden operations without offering a real benefit in terms of strengthening the ICFR System and, on the other hand, to define and better protect the key controls and monitoring controls. This process is performed for all of the most important companies of the Group.

Roles and Functions involved

        In compliance with the provisions of art. 2381 of the Italian Civil Code, on the basis of the information received by the executive bodies responsible for ensuring that the organizational, administrative and accounting structure is suitable to the nature and size of the business, the Board of Directors establishes guidelines for the ICFR System and assesses their adequacy so that the major risks for the Group may be correctly identified and monitored, checking that they are also in line with the strategic objectives of Luxottica.

        To this end, the Board consults with the Control and Risk Committee, personnel within the Risk Management and Compliance organization, the Manager of the Internal Audit department and the Supervisory Board on the Organizational Model provided for by Italian Legislative Decree no. 231/2001.

        The foregoing is without prejudice to the supervisory and control duties, which are by law reserved to the Board of Statutory Auditors, while auditing duties are assigned to an external auditing firm in accordance with Italian regulations.

        In 2010, Luxottica appointed a Chief Risk & Compliance Officer ("CR &CO") of the Group who at the time reported directly to the Group's Chief Executive Officer. The CR&CO was called upon to work together with the corporate functions of the Group through his/her organizational structure in order to guarantee the implementation of an efficient risk management system and identify, monitor and control the primary risks as well as the consistent alignment of processes, procedures and, more generally, the conduct and corporate activities within the applicable legal framework and Code of Ethics adopted by the Group. To fulfill these tasks the CR&CO made use of a Corporate Risk Manager, a Corporate Compliance Manager and similar structures, in particular, for the protection and coordination of activities in the U.S. In 2013 this role was covered ad interim by the General Manager—Central Corporate Functions and on January 1, 2014 the Group Risk Management & Compliance Director, who reported directly to the General Manager of Central Corporate Functions and was appointed to replace the CR&CO. In January 2015, with the implementation of another governance model based on the appointment of two Chief Executive Officers, it was established that the Risk Management and Compliance function was to report directly to the CEO for Product and Operations. This approach was upheld in the model adopted in January 2016 which is now focused on an Executive Chairman and a Chief Executive Officer, as described in more detail below.

        In brief, the ICFR System, as a whole, currently involves the corporate roles, described below:

  •
  Directors in charge of the Internal Control and Risk Management System

  •
  Control and Risk Committee

  •
  Internal Audit Manager

  •
  Organizational System pursuant to Italian Legislative Decree no. 231 dated June 8, 2001

  •
  Board of Statutory Auditors

  •
  External Audit Firm

  •
  Manager responsible for the preparation of the Company's financial reports

Directors in charge of the Internal Control and Risk Management System

        In January 2015, the Board of Directors, in consideration of the decision to adopt a governance model based on the appointment of two Chief Executive Officers (Co-CEO Model) with the aim of more effectively responding to the growing complexity of the Group and global competitive demands, identified two CEOs—the CEO for the Product and Operations Division and the CEO for the Markets Division respectively—as Directors in charge of the Internal Control and Risk Management System of their respective areas of competence, with the roles and tasks indicated in the Code of Conduct for Listed Companies.

        Subsequently, on January 29, 2016, the Board of Directors appointed Mr. Leonardo Del Vecchio as Executive Chairman and Mr. Massimo Vian as CEO for Product and Operations, heads respectively of the Markets Division and the Product and Operations Division, following a change in management and in order to replace the governance system previously in place.

        Within this context respective powers of management and representation of the Executive Chairman and the CEO for Product and Operations are exercised in relation to the overall management of the business of the Group, for both the Parent Company Group Luxottica Group S.p.A. and as related to subsidiary companies of the Group. The decisions set forth by law and the company by-laws are reserved for the Board of Directors of Luxottica Group S.p.A., with particular regard to strategic decisions.

        In particular, starting from January 2016, the Executive Chairman and the CEO for Product and Operations are granted the following powers: (i) autonomous and exclusive powers in their respective areas of competence (with adequate reporting, which, in any case, will be provided to the Executive Chairman by the CEO for Product and Operations); (ii) separate powers, with the obligation to provide information, in the shared divisions; and (iii) joint powers, for several important decisions. The Executive Chairman and the CEO for Product and Operations are obliged—separately in their exclusive areas of competence and jointly in the Shared Divisions—to implement the guidelines set by the Board of Directors, identifying the main risks to the Company, by planning, implementing and managing the ICFR System, and regularly assessing its overall adequacy, efficiency and effectiveness. They are also responsible for the adjustment of the aforesaid system to the changes in the operational conditions and of the legal and regulatory framework through the support of the relevant corporate structures.

The Control and Risk Committee

        On April 24, 2015, the Board of Directors appointed the Control and Risk Committee, composed by independent directors Ms. Elisabetta Magistretti, Chairperson, Mr. Luciano Santel and Ms. Cristina Scocchia, all with experience in accounting, finance or risk management required by the Code of Conduct for Listed Companies. Until April 24, 2015 the Control and Risk Committee in office was made up of the following independent Directors: Mr. Mario Cattaneo, Chairman, Ms. Elisabetta Magistretti, Mr. Marco Reboa and Mr. Marco Mangiagalli, with combined extensive experience in accounting, finance and risk management.

        According to the provisions of its charter, last updated in July 2012, the Committee is responsible for performing investigations, offering consultations and submitting proposals to the Board of Directors.

        In particular, the Committee performs the following activities:

  •
  assists the Board of Directors in the execution of its tasks regarding internal controls;

  •
  evaluates the preparation of the accounting and company records, together with the manager appointed to carry out this task, having obtained the opinion of the independent auditor and the Board of Statutory Auditors; also reviews the application of accounting principles and their consistency of application for the purposes of preparation of the Group's consolidated financial statements;

  •
  reviews the regular reports on the evaluation of the ICFR System and any particularly significant reports prepared by the Internal Audit department;

  •
  expresses opinions on specific aspects concerning the identification of corporate risks as well as the planning, implementation and management of the ICFR System.

  •
  reviews the work plan prepared by the Manager of the Internal Audit Department.

        On January 29, 2016, in compliance with the comment referred to in article 4 of the Code of Conduct for Listed Companies, which was introduced in July 2015, the Board of Directors resolved to entrust the Control and Risk Committee with supervision of sustainability questions linked to Company activities.

        Specific expertise on auditing is assigned to the Board of Statutory Auditors, acting as Audit Committee, described later on in this Report. Moreover, the Financial Expert was identified within the Board of Statutory Auditors by the Board of Directors.

        The Control and Risk Committee meets whenever the Chairman deems it appropriate, usually prior to the Board meetings for the approval of the annual, six-month and quarterly reports, or whenever a meeting is requested to be called by him by another member.

        When the Committee deemed it necessary, the management of the Company and the Luxottica Group were invited to participate in meetings to discuss specific items on the agenda and to review specifically the topics within their competence.

        During the 2015 fiscal year, the Committee met 11 times, one of which also served as the Committee for Transactions with Related Parties, for an average meeting time of approximately two and a half hours and it, among other activities: (i) evaluated the financial risks for the Company; (ii) examined reports of the Supervisory Board and reports regarding complaints of alleged violations of the Code of Ethics (twice a year); (iii) reviewed the reports of the Internal Audit Manager on the activities carried out; (iv) assessed the development of activities aimed at compliance with the SOX; (v) evaluated the audit plan and the integration of same submitted over the year; (vi) reviewed the activities carried out to identify, monitor and manage risks; and (vii) met with representatives of various departments to review in detail the progress of specific projects or the management of several specific risk areas.

        The Committee met twice in the first two months of 2016.

        The meetings, attended by the Chairman of the Board of Statutory Auditors, or by an Auditor appointed by same, are regularly reported in the meeting minutes. Furthermore, certain meetings are joint meetings between the Committee and the Board of Statutory Auditors.

        The Committee reports to the Board of Directors at least every six months on the activities performed.

        The Committee has access to the information and the Company functions necessary for the performance of its task as well as to work with external consultants. The Board of Directors approved the allocation of funds totaling Euro 50,000 to the Committee for the 2015 fiscal year in order to provide it with the adequate financial resources to perform its tasks independently.

Internal Audit Manager

        The Manager of the Internal Audit department is responsible for ensuring the effectiveness and suitability of the ICFR System.

        Starting from October 1, 2013, on the proposal of the Director in charge of the Internal Control and Risk Management System, having obtained the favorable opinion of the Control and Risk Committee and having consulted the Board of Statutory Auditors, the Board of Directors appointed Mr. Alessandro Nespoli as Internal Audit Manager.

        The Internal Audit Manager is not responsible for any operational area and has access to any information useful for the performance of his duties. He is provided with a budget, which is allocated consistently with the activities performed, to reach the objectives set forth in the plan approved by the competent bodies.

        During the course of the fiscal year, the Internal Audit Manager performed his role through the implementation of an activities and verification plan which is related to Luxottica Group S.p.A. and its main subsidiaries. Such actions, which the Executive Chairman, the Chief Executive Officer and the Board of Directors were informed of, through the Control and Risk Committee and the Board of Statutory Auditors, have allowed the Company to identify areas for improvement of the ICFR System, for which specific plans have been implemented to further strengthen the foundation of the system itself.

        The Internal Audit Manager is due the remuneration consistent with company policies, and it is clearly understood that the Control and Risk Committee approves all the decisions related to the performance evaluation criteria aimed at determining the variable remuneration of the aforesaid manager.

        It is to be noted that in January 2015, following the implementation of the co-CEO model, in order to preserve the autonomy and independence of the entire Internal Audit department, the Board of Directors agreed that the latter: (i) would be subordinate hierarchically to the Board of Directors; (ii) from an organizational perspective, would be under the position of the Chairman of the Board of Directors; and (iii) from an operational point of view, would report to the two co-CEOs, who are Managers of the Internal Control and Risk Management System (each to the extent of their respective areas of competence), the Control and Risk Committee, and the Board of Statutory Auditors (the latter as it is a body that functions as the Audit Committee under U.S. law).

        As mentioned above, with its resolution of January 29, 2016, the Board of Directors, in consideration of the choice to adopt a simplified governance model to be entrusted to an Executive Chairman for the Markets Division and a Chief Executive Officer for the Product and Operations Division, specified that the Executive Chairman, within his role of providing strategic supervision and as the organizational point of contact, was granted the power to supervise the Internal Audit department, with it being clearly understood that the latter was to report hierarchically to the Board of Directors, functionally to the Control and Risk Committee, and to the Chief Executive Officer of the different areas of competence, as well as to the Board of Statutory Auditors in its capacity as Audit Committee under U.S. law.

Organizational System pursuant to Italian Legislative Decree no. 231/2001

        On October 27, 2005, the Board of Directors implemented the Organization, Management and Control System, as established by former Italian Legislative Decree no. 231/2001 in order to prevent the risk of employees and consultants of the Company carrying out illegal acts, with the consequent administrative liability as provided for by Italian Legislative Decree no. 231/2001 (hereinafter the "Model"). The Model, which was subsequently modified throughout the years, was last updated by the resolution of the Board of Directors on March 1, 2016. Particular importance is given to the "point persons" of the Supervisory Board (the Operational Unit Supervisors), or to the persons that perform functions considered to be the most "sensitive" activities pursuant to former Italian Legislative Decree no. 231/2001, who constantly monitor the implementation of the Model, within their area of responsibility, and report to the Supervisory Board every six months.

        Following the update of the Model, and in continuation of the training programs from the past few years, training initiatives have been established for areas which are considered "sensitive" pursuant to former Italian Legislative Decree no. 231/2001.

        The purpose of the Model is the establishment of a structured and organized system of procedures and control activities carried out mainly for prevention, such that the system cannot be overridden unless by fraudulently failing to comply with its provisions.

        To this end, the Model serves the following purposes:

  •
  to make all those working in the name of and on behalf of Luxottica aware of the need to accurately comply with the Model, and that the violation thereof shall result in severe disciplinary measures;

  •
  to support the condemnation by the Company of any behavior which, due to a misunderstanding of corporate interest, is in conflict with the law, rules or more generally with the principles of fairness and transparency upon which the activity of the Company is based;

  •
  to provide information about the serious consequences which the Company may suffer (and therefore also its employees, managers and top managers) from the enforcement of pecuniary and prohibitory fines provided for in Italian Legislative Decree no. 231/2001 and the possibility that such measures may be ordered as an interim measure; and

  •
  to enable the Company to exercise constant control and careful supervision of its activities, in order to be able to react promptly in the event that risks arise and possibly enforce disciplinary measures provided for by the Model itself.

        The general part of the Model is available on the website www.luxottica.com in the Company/Governance/Model 231 section.

        The Supervisory Board appointed on April 24, 2015 is composed of two external professionals, Mr. Enrico Maria Bignami and Mr. Ugo Lecis, and by the Internal Audit Manager, Mr. Alessandro Nespoli. The Board of Directors, at the time of its appointment on April 24, 2015, considered it appropriate to maintain a Supervisory Board made up of the Internal Audit Manager and two external, independent professionals, instead of entrusting the Board of Statutory Auditors with the task, as permitted by recent amendments introduced by Italian Legislative Decree 231/2001. This choice was deemed appropriate for combining the requirements of independence and expertise, both of which are fundamental for being able to guarantee authoritativeness and effectiveness to the work carried out by the Supervisory Board.

        The Board reports every six months to the Board of Directors, the Control and Risk Committee and the Board of Statutory Auditors on the activities performed.

        During the 2015 fiscal year, the Board of Directors allocated specific funds, totaling Euro 50,000, in order to provide the Supervisory Board with adequate financial resources to perform its duties.

        On the basis of the guidelines provided by Luxottica Group S.p.A. and of the risk assessment performed, the subsidiary companies Luxottica S.r.l. and Luxottica Italia S.r.l. adopted and have updated their own Organization Model pursuant to Italian Legislative Decree no. 231/2001, appointing the respective Supervisory Bodies over the years, in order to implement specific control measures relating to the different risk profile of each company.

Board of Statutory Auditors

        The Board of Statutory Auditors currently in office for the duration of three fiscal years, until the approval of the financial statements as at December 31, 2017 was appointed at the Stockholders Meeting held on April 24, 2015, and is composed of Francesco Vella, Chairman, Alberto Giussani and Barbara Tadolini. The alternate Auditors are Maria Venturini and Roberto Miccù. The appointment of the Board of Statutory Auditors currently in office took place through the list-based voting system: Alberto Giussani, Barbara Tadolini and Maria Venturini were appointed from the list submitted by the principal stockholder Delfin S.à.r.l.; Francesco Vella and Roberto Miccù were appointed from the minority list submitted by various Italian and foreign institutional investors (see the "Appointment of Directors" section).

        The minimum percentage of share capital required to present a list, as established by CONSOB resolution no.19109 dated January 28, 2015, was equal to 0.5% of share capital.

        The lists and their supporting documentation, which were filed and published within the deadlines prescribed by law at the time of the presentation of the candidacies, are available for review on the Company's website under the Company/Governance/General Meeting/Archive section.

        The procedures for the appointment of Auditors are governed by art. no. 27 of the Company by-laws; for more information, please refer to the Company's by-laws.

        The Board of Statutory Auditors supervises (i) compliance with the law and Company by-laws; (ii) compliance with proper management principles; (iii) the appropriateness of the instructions given by the Company to the subsidiary companies; (iv) the appropriateness of the Company structure with respect to the areas of responsibility; (v) the ICFR System and the administrative accounting system; (vi) the reliability of the latter in the correct reporting of the management-related issues; (vii) the financial information process pursuant to the provisions of Italian Legislative Decree no.39/2010; (viii) the efficiency of the internal auditing system; (ix) the auditing of accounts; and (x) the independence of the legal auditor.

        Furthermore, the Board of Statutory Auditors (xi) verifies the procedures for the implementation of the corporate governance rules provided for by the Code of Conduct for Listed Companies; (xii) offers its opinion, pursuant to article 2389 of the Italian Civil Code, on the remuneration assigned to Directors with special roles; and (xiii) monitors the implementation of the remuneration policy.

        Each Auditor reports to the other Auditors and to the Board of Directors on Company transactions in which they have an interest personally or on the account of a third-party.

        The Board of Statutory Auditors presents its duly formed proposal to the Ordinary Meeting of Stockholders on the appointment of the external auditors.

        In the performance of its duties, the Board of Statutory Auditors coordinates with the Internal Audit department, the Control and Risk Committee, the Risk Management department and Compliance.

        The Board of Statutory Auditors verified the correct application of the criteria used by the Board of Directors to assess the independence of the Directors.

        Following its appointment the Board of Statutory Auditors assessed the compliance of its members with the requirements of independence in accordance with the laws in force and the Code of Conduct for Listed Companies and also verified that these requirements were met during the 2015 fiscal year.

        The Board of Statutory Auditors was identified by the Board of Directors as the suitable body to act as Audit Committee as provided for by the SOX, and SEC and NYSE rules and regulations. Furthermore, in accordance with Italian law, it acts as a Committee for Internal Control and Auditing.

        Consequently, the Board of Statutory Auditors:

  •
  examines and discusses all the declarations required by SOX sections 302 and 906 with management;

  •
  examines the management reports on the ICFR System and the declaration of the auditing company on the conclusions of the management in compliance with SOX section 404;

  •
  examines the reports of the delegated bodies and CFO on any significant point of weakness in the planning or in the performance of internal controls which is reasonably capable of negatively affecting the capacity to record, process, summarize and disclose financial information and the shortcomings identified through the internal controls;

  •
  examines the reports by the delegated bodies and Chief Financial Officer on any fraud involving management or related officers in the context of the ICFR System;

  •
  evaluates the proposals of the auditing companies for the appointment as external auditor and submits its proposal on the appointment or revocation of the auditing company to the Meeting of Stockholders;

  •
  supervises the activities of the external auditors and their supply of consulting services, other auditing services or certificates;

  •
  reviews periodic reports of the external auditors on: (i) the critical accounting criteria and practices to be used; (ii) the alternative accounting processes generally accepted, once they have been analyzed together with management, the consequences of the use of such alternative processes and the related information, as well as the processes which are considered preferable by the external auditors; and (iii) any other relevant written communication between the external auditors and management;

  •
  makes recommendations to the Board of Directors on the settlement of disputes between management and the external auditors regarding financial reporting;

  •
  approves the procedures concerning: (i) the receipt, the archiving and the treatment of reports received by the Company on accounting matters, ICFR System matters related to the accounts and audit-related matters; (ii) the confidential and anonymous reporting on questionable accounting or auditing matters;

  •
  assesses the requests to make use of the auditing company appointed to perform the auditing of the balance sheet for permitted non-audit services and expresses their opinion on the matter to the Board of Directors;

  •
  approves the procedures prepared by the Company for the pre-emptive authorization of the permitted non-audit services, analytically identified, and examines the reports on the supply of the authorized services.

        With particular reference to the Form 20-F—(the Annual Report drawn up in compliance with the U.S. laws relevant for non-U.S. companies that are listed on the NYSE), the Board of Statutory Auditors, in its capacity as Audit Committee, also carries out the following tasks:

  •
  reviews the financial information to be disclosed in the Form 20-F, including the audited financial statements, the management report, selected financial information and the information on market risk, together with the company management and auditing firm;

  •
  reviews the assessment of the quality and acceptability of accounting principles, the reasonableness of significant evaluations, the clarity of the disclosure of financial information, the management report, the selected financial information and information on market risk, together with the CFO and audit firm; and

  •
  assesses the results of the regular and annual auditing of accounts and any other matters that must be communicated to the Board of Statutory Auditors by the auditing firm in accordance with the auditing principles in force in Italy and the U.S. and other applicable regulations.

        In accordance with U.S. regulations, the Board of Directors confirmed the office of Mr. Alberto Giussani as Audit Committee Financial Expert on April 24, 2015.

        The Board of Statutory Auditors has the appropriate skills and resources to perform the above-mentioned duties.

        In 2015 the Board met 14 times for an average meeting of more than two and a half hours. In the first two months of 2016 the Board met three times.

        During the year, the Statutory Auditors attended the meetings of the Control and Risk Committee, in addition to the Meeting of Stockholders and the meetings of the Board of Directors. Furthermore, the Chairman of the Board of Statutory Auditors or an Auditor appointed by the latter is invited to attend the meetings of the Human Resources Committee. In 2015, the Chairman or at least one Auditor appointed by the latter attended 2 of the 5 meetings of the Human Resources Committee.

        Background information on the members of the Board of Statutory Auditors currently in office is provided below, with an indication of the year of their first appointment to the Board and the primary offices held in other companies as at December 31, 2015.

Francesco Vella, Chairman

        An attorney at law, Mr. Vella is a full professor of commercial law at the University of Bologna, Italy, where he currently teaches in the Master's program. He has been Chairman of the Board of Statutory Auditors of the Company since April 2009.

        He has written three essays and several publications for miscellaneous journals and magazines specialized in banking, financial and corporate matters. Mr. Vella is a member of the editorial board of the following magazines: "Banca Borsa, Titoli di Credito", "Mercato Concorrenza e Regole", "Il Mulino", "Banca, impresa e società", "Giurisprudenza Commerciale" and "Analisi giuridica dell'economia", which he helped to set up, as well as the website "lavoce.info".

        He is Chairman of UnipolSai Assicurazioni S.p.A. and UnipolBanca S.p.A, Chairman of the Supervisory Body of Camst Soc. Coop. a.r.l. and member of the Supervisory Body of Hera S.p.A. and Bologna Fiere S.p.A.

Alberto Giussani—Statutory Auditor

        Mr. Giussani received a degree in Business and Economics from the Università Cattolica in Milan, Italy, and he has been an Auditor of the Company since April 2009.

        He is registered in the Register of Accountants and Tax Advisers since 1979 and in the Register of Chartered Accountants since 1995, when the Register was set up.

        Between 1981 and 2000, he was a member of the Accounting Principles Commission of the Accountants and Tax Advisers and he serves currently as a member of the Management Board of the Italian Accounting Body. Between 2001 and 2008, he was a member of the Standard Advisory Council of the IASC Foundation for the provision of international accounting principles. He was a partner in the auditing company PricewaterhouseCoopers between 1981 and 2007.

        He is also an auditor of Falck Renewables S.p.A. and Carlo Tassara S.p.A., member of the Board of Directors of Fastweb S.p.A., Chairman of the Board of Statutory Auditors of Vittoria Assicurazioni S.p.A. and Chairman of the Board of Directors of EI Towers S.p.A.

Barbara Tadolini—Statutory Auditor

        Ms. Tadolini graduated with a degree in Economics and Business from the Università degli Studi in Genoa in 1985 and she has been an Auditor of Luxottica Group S.p.A. since April 2012.

        She has been registered in the Association of Certified Accountants since 1986 and has been a registered statutory auditor since 1995. She has worked at the tax consultancy firm Arthur Andersen and leading professional firms in Genoa. She currently works independently in her own firm in Genoa. Barbara Tadolini was a member of the Board of Certified Accountants in Genoa, as well as member of the National Assembly of Delegates of the "Cassa Nazionale di Previdenza e Assistenza dei dottori Commercialisti", in which she currently holds the position of director. She is also an Auditor of Salmoiraghi & Viganò S.p.A., Burke & Novi S.r.l., Baretto S.p.A., member of the Board of Directors of UnipolSai Assicurazioni S.p.A. and independent auditor of ASP Emanuele Brignole.

        All the Auditors comply with the legal requirements of such office and in particular with the requirements set forth in article no. 148, paragraph 3, of Italian Consolidated Financial Law, and are independent in accordance with the assessment criteria set forth in article 3 of the Code of Conduct for Listed Companies.

Audit Firm

        The auditing activity is entrusted to an auditing company registered in the Register of Auditors, whose appointment is approved at the Ordinary Meeting of Stockholders.

        The audit firm serving until the approval of the financial statements for the year 2020 is PricewaterhouseCoopers S.p.A., in accordance with the resolution of the Ordinary Meeting of Stockholders of April 28, 2011.

Manager responsible for the preparation of the Company's financial reports

        On April 24, 2015, the Board of Directors confirmed the Chief Financial Officer Mr. Stefano Grassi's position as the manager responsible for the preparation of the Company's financial reports.

        The appointed manager remains in office until: (a) termination of the entire Board of Directors that appointed him; (b) dismissal from the office; or (c) revocation of the office by the Board itself.

        The appointed manager has been granted all the powers and resources necessary to perform his duties according to the applicable regulations of the Italian Consolidated Financial Law and of the related performance regulations. In particular, the appointed manager has been granted wide powers connected to: (i) the preparation of adequate administrative and accounting procedures for the preparation of both the separate and consolidated financial statements as well as of any notice of a financial nature; (ii) the issue of certifications pursuant to art. 154-bis paragraph 2, of the Italian Consolidated Financial Law with reference to the acts and the communications of the Company disclosed to the market and relating to the accounting report, including half-year reports, of the Company; and (iii) the issue, together with the Executive Chairman and the CEO of Product and Operations, of certificates pursuant to art. 154-bis paragraph 5, of the Italian Consolidated Financial Law, with reference to the separate financial statements, the consolidated financial statements and the half-year financial statements. More generally, the appointed manager has been granted the power to perform any activity necessary or useful for the appropriate performance of the above-mentioned task including power to expend Company funds within the limits of the powers already granted to him in a separate power of attorney, with exception of the possibility to spend amounts in excess of the above-mentioned limits, where necessary and upon specific and justified request by the appointed manager, subject to prior approval by the Board of Directors.

III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES

By-laws

        The current Company by-laws were most recently amended on the resolution of the Board of Directors on July 26, 2012 for the purpose of adapting the by-laws to the provision of Italian Law 120/2011 on the balance between the genders in the composition of the Company's governing bodies.

        The Board of Directors, as authorized by article 23 of the by-laws, amended articles 17 and 27 on the appointment of the Board of Directors and Board of Statutory Auditors.

        The text of the by-laws is available on the website www.luxottica.com in the Company/Governance/By-laws section.

        The Extraordinary Meeting of Stockholders to be held on April 29, 2016 will resolve upon the amendments to articles 12, 19 and 30 of the By-Laws.

Code of Ethics and Procedure for handling reports and complaints regarding
Violations of Principles and Rules Defined and/or Acknowledged
by Luxottica Group

        The Code of Ethics of Luxottica Group ("Code of Ethics") represents the values underlying all of the Group's business activities and is subject to constant verification and updating to reflect the proposals derived in particular from U.S. regulations.

        The Code of Ethics, originally approved by the Board of Directors on March 4, 2004, has been adapted over the years and was updated by the Board in the resolution passed on January 29, 2016.

        In addition to the Code of Ethics, there is a Procedure for the Handling of Reports and Complaints of Violations of principles and rules defined and/or acknowledged by Luxottica Group.

        The procedure covers reports, complaints and notifications of alleged fraud, violation of ethical and behavioral principles set forth in the Code of Ethics of the Group and of irregularities or negligence in accounting, internal controls and auditing.

        Complaints received from both internal and external subjects by the Group are taken into consideration: the Group undertakes to safeguard the anonymity of the informant and to ensure that the employee reporting the violation is not subject to any form of retaliation.

        The reports of violations of principles and rules defined or recognized by the Group are submitted to the Internal Audit Manager, who in turn submits them to the Chairman of the Board of Statutory Auditors.

        The Code of Ethics is available on www.luxottica.com, in the Company/Our Way/Our way of doing Business section.

Procedure for transactions with related parties

        On October 25, 2010 the Board of Directors voted unanimously to adopt a new procedure to regulate transactions with related parties pursuant to the provisions of CONSOB regulation 17221/2010.

        The procedure, which was approved by the former Internal Control Committee (composed exclusively of independent Directors), became applicable as of January 1, 2011.

        On February 13, 2014, the Board of Directors, in compliance with the recommendation of CONSOB (see Communication no. 10078683 dated September 24, 2010), carried out an assessment on the possibility of revising the procedure, three years from its adoption. In this regard, the Board, having achieved the favorable opinion of the Control and Risk Committee (composed solely of Independent Directors), resolved to make amendments to the Procedure, in line with the best practices on this subject.

        The procedure regulates the execution of major and minor transactions. Transactions with and among subsidiary companies, associated companies, ordinary transactions, transactions of an inferior amount (of an amount less than Euro 1 million or, with regard to the remuneration of a member of a management or control body or managers with strategic responsibilities, of an amount less than Euro 250,000) are excluded from the application of the procedure.

        The Board of Directors also reached the following decisions, among others, with regard to the interested parties involved in each individual transaction, where possible each time that: (i) the Human Resources Committee was to be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles and (ii) the Control and Risk Committee was to be involved in and consulted about other transactions with related parties.

        Further information on the application of the procedure with regard to remuneration and assignment of benefits to the members of the management and control bodies and managers in strategic roles are stated in the Remuneration Report drawn up in accordance with art.123-ter of the Italian Consolidated Financial Law.

        This Procedure was last updated on February 16, 2015.

        The Procedure is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

Internal Dealing Procedure

        On March 27, 2006, in order to implement internal dealing regulatory changes, as set forth in art. 114, seventh paragraph, of the Italian Consolidated Financial Law and articles 152-sexies et seq. of the Regulations for Issuers, the Board of Directors approved the Internal Dealing Procedure. This Procedure was last updated on February 16, 2015.

        The Procedure regulates in detail the behavioral and disclosure obligations relating to transactions in Luxottica shares or American Depositary Receipts (ADRs) completed by so-called "relevant parties".

        The relevant parties—namely Directors, Auditors of the Company and Managers with strategic responsibilities (pursuant to art. 152-sexies letter c2 of the Regulations for Issuers)—inform the Company, CONSOB and the public about any transactions involving the purchase, sale, subscription or exchange of Luxottica shares or financial instruments connected to them. Transactions with an overall value of less than 5,000 euros at the end of the year and, subsequently, the transactions that do not reach a total equivalent value of a further 5,000 euros by the end of the year do not need to be reported.

        The Procedure provides for black-out periods during which the interested parties are not allowed to trade any Luxottica securities.

        The Procedure is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

Procedure for Handling Privileged Information

        On March 27, 2006, in compliance with articles 114, 115-bis of the Italian Consolidated Financial Law and of articles 152-bis et seq. of the Regulations for Issuers, as well as the regulations contained in the Code of Conduct, the Board of Directors adopted a Procedure for handling privileged information (pursuant to article 181 of the Italian Consolidated Financial Law), in order to ensure that the disclosure thereof is timely, thorough and adequate. This Procedure was last updated on February 16, 2015.

        The following persons are required to comply with the confidentiality of such documents and information: (i) Directors; (ii) Statutory Auditors; (iii) any manager in Luxottica and in the companies belonging to the Group; and (iv) any other employees of Luxottica and of the companies belonging to the Group who, by virtue of their function or position, become aware of information and/or acquire information classified as confidential information.

        The Procedure also requires the identification of the persons responsible for external relations, their expected behavior, the operational procedures and related obligations to comply with the same. The Policy also indicates the characteristics, contents and procedures for updating the Register of people with access to confidential information.

        This policy is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

Appointment of External Auditors

        U.S. regulations in force provide that either the Audit Committee or the equivalent body under the specific rules of the issuer's home country must approve the services provided by external auditors to the Company and to its subsidiaries.

        To this end, the Board of Directors approved the 'Group Procedure for the Appointment of External Auditors' back in 2005, in order to protect the independence of the external auditor, which is the fundamental guarantee of the reliability of the accounting information regarding the appointing companies. This policy was last updated on July 26, 2012.

        The parent company's external auditor is the main auditor for the entire Luxottica Group.

        The limitations on the appointment contained in this policy derive from current regulations in Italy and in the United States, by virtue of the fact that the Company's shares are listed both on the NYSE and the MTA, without prejudice to any additional constraints imposed by any local laws applicable to the individual non-Italian subsidiary companies.

        The policy is available on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

IV. MEETING OF STOCKHOLDERS

        The Board of Directors determines the venue, date and time of each Meeting of Stockholders in order to facilitate the participation of stockholders.

        The Luxottica Directors and Auditors endeavor to attend the meetings, in particular the Directors who, by virtue of their position, may contribute significantly to the discussion and report on the activities performed.

        The Ordinary Meeting of Stockholders is called through a notice published by the thirtieth day prior to the date fixed for the Meeting (or by the fortieth day, in the case of the appointment of company committees), on the Company website and using the other methods prescribed by CONSOB in its Regulations. The notice of call, in compliance with legal provisions, states the necessary instructions on how to participate in the General Meeting of Stockholders, including information on the methods for finding the proxy forms, which can also be accessed through the Company website.

        The Company/Governance/General Meeting section of the Company's website contains the relevant information on Meetings of Stockholders held during the most recent fiscal years, including the resolutions passed, the notices of call, as well as the documentation concerning the items on the agenda.

        Luxottica has adopted Regulations for Meetings of Stockholders to ensure the regular and functional management of the Meeting of Stockholders and to ensure that each stockholder is allowed to express an opinion on the items being discussed. The Regulations are available at the Company's registered office and at the venues in which the Meetings of Stockholders are held; the Regulation is also available to the public on the website www.luxottica.com, in the Company/Governance/Documents and Procedures section.

        Pursuant to article 12 of the by-laws, those stockholders for whom the Company has received notice by the relevant intermediary pursuant to the centralized management system of the financial instruments, pursuant to the regulations and legal provisions in force at that time, shall be entitled to attend the Meeting and to vote.

        All persons entitled to attend the Meeting may be represented by written proxy in accordance with the provisions of law.

        The proxy can also be sent via a computerized document signed electronically in accordance with article 21, paragraph 2, of Italian Legislative Decree no. 82/2005.

        The proxy may also be granted to the representative appointed by the Company with voting instructions on all or some of the proposals on the agenda in accordance with art.135-undecies of the Italian Consolidated Financial Law.

        The Company by-laws do not provide for voting by mail.

        Pursuant to article 14 of the by-laws, the provisions of the law are applied in relation to the validity of the composition of the meeting and the related resolutions.

        In 2015 the Ordinary Meeting of Stockholders convened once on April 24 to pass resolutions on the following items on the agenda:

  1.
  The approval of the Statutory Financial Statements for the year ended December 31, 2014.

  2.
  The allocation of net income and distribution of dividends and further distribution of an extraordinary dividend.

  3.
  Authorization to buy back and dispose of treasury shares pursuant to articles 2357 et seq. of the Italian Civil Code.

  4.
  Appointment of the Board of Directors for the fiscal years 2015 -2017:

  (a)
  Determination of the number of members of the Board of Directors;

  (b)
  Appointment of the Directors;

  (c)
  Determination of the remuneration of the Directors.

  5.
  Appointment of the Board of Statutory Auditors for the fiscal years 2015 - 2017:

  (a)
  Appointment of the members of the Board of Statutory Auditors;

  (b)
  Determination of the remuneration of the Statutory Auditors.

  6.
  An advisory vote on the first section of the remuneration report in accordance with article 123-ter, paragraph 6 of Italian Legislative Decree no. 58/1998.

V. INVESTOR RELATIONS

        An investor relations team is dedicated to relations with the national and international financial community.

        The website www.luxottica.com includes a dedicated "Investors" section to which provides information that may be of interest to the financial community. In order to facilitate knowledge of Luxottica's business strategies and development, information on senior management and other relevant matters, Investor Relations also utilizes financial communications tools, such as roadshows, conference calls and meetings with investors.

        Documents on corporate governance are also available on the website www.luxottica.com in the Company/Governance section and may be requested via e-mail directed to the following address: investorrelations@luxottica.com.

SECTION III—SUMMARY OF THE MOST RELEVANT CORPORATE EVENTS SUBSEQUENT TO THE CLOSING OF FISCAL YEAR 2015

        Below is a summary of the most significant events that occurred after the closing of fiscal year 2015 up to the date of this Report. The most significant events have been described in the paragraphs above.

        After December 31, 2015 the Board of Directors of the Company:

  (a)
  approved the annual report concerning the organizational and accounting corporate structure of Luxottica Group, in accordance with paragraph 3 of art. 2381 of the Civil Code and Principle 1.c.1. of the Code of Conduct;

  (b)
  on the basis of the answers to a specific questionnaire, assessed the size, composition and performance of the Board itself and of the Committees;

  (c)
  evaluated whether the requirements for independence existed, based on the information available and the information provided by the non-executive Directors by virtue of the provisions of the Italian Consolidated Financial Law and of the Code of Conduct, determining the Directors Brogi, Feola, Magistretti, Pierdicchi, Salzburger, Santel, Scocchia, Veronesi and Zappia to be independent;

  (d)
  verified that the composition of the Board of Directors is compliant with the criteria established with respect to the maximum number of positions to be held in other companies;

  (e)
  decided to allocate specific funds to be made available to the Committees, as well as to the Board of Statutory Auditors in its capacity as Audit Committee and to the Supervisory Board in order to provide them with adequate financial resources to perform their respective tasks;

  (f)
  evaluated the adequacy of the internal control and risk management system as described in the report in point (a) above and by the report of the Control and Risk Committee and Internal Audit Reports;

  (g)
  reviewed the results of the Auditing activities carried out in 2015 and approved the audit plan for 2016, which had already been shared by the Control and Risk Committee;

  (h)
  resolved to entrust the Control and Risk Committee with the supervision of sustainability questions linked to the exercising of company activities;

  (i)
  on the proposal of the Human Resources Committee, approved the remuneration policy to be submitted to the Meeting of Stockholders to be held on April 29, 2016, for an advisory vote.

        In accordance with the provisions of the Code of Conduct, the Board of Statutory Auditors assessed the evaluation made by the Directors on their independence and has verified compliance with the requirements for each individual Auditor as outlined by the Code of Conduct.

Milan, March 1, 2016

COMPOSITION OF THE BOARD OF DIRECTORS AND THE COMMITTEES

Directors in office on December 31, 2015

BOARD OF DIRECTORS
							Independent Pursuant to Civil Code and Consolidated Financial Law
										Control and Risk Committee		Human Resources Committee
		Date of first appointment	In charge from	In charge until		Non- executive			Other positions in office held **
Position	Members/Year of birth				Executive			*		***	*	***	*

Chairman	LEONARDO DEL VECCHIO (1935)	1961	24/04/2015	Approval of 2017 Financial Statements	X			86%	4
Deputy Chairman	LUIGI FRANCAVILLA (1937)	1985	24/04/2015	Approval of 2017 Financial Statements	X			100%	1
CEO	MASSIMO VIAN (1973)	2014	24/04/2015	Approval of 2017 Financial Statements	X			100%	0
CEO	ADIL MEHBOOB-KHAN (1964)	2014	24/04/2015	Ceased on January 29, 2016	X			100%	0
Director	MARINA BROGI (1967)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	2			X	100%
Director	LUIGI FEOLA (1967)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	0
Director	ELISABETTA MAGISTRETTI (1947)	2012	24/04/2015	Approval of 2017 Financial Statements			X	100%	2	X	100%
Director	MARIO NOTARI (1964)	2015	24/04/2015	Approval of 2017 Financial Statements		X		100%	4			X	100%
Director	MARIA PIERDICCHI (1957)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	4
Director	KARL HEINZ SALZBURGER (1957)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	1
Director	LUCIANO SANTEL (1956)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	0	X	100%
Director	CRISTINA SCOCCHIA (1973)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	0	X	83%
Director	SANDRO VERONESI (1959)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	2
Director	ANDREA ZAPPIA (1963)	2015	24/04/2015	Approval of 2017 Financial Statements			X	100%	2			X	100%

Number of meetings of the Board: 7					Meetings of the Control and Risk Committee: 11			Meetings of the Human Resources Committee: 5

NOTES
*	Indicates the percentage of participation of the Directors in the meetings of the Board of Directors and of the Committees.
**
Lists the number of offices as director or auditor performed by the directors in office in other listed companies, banks, financial, insurance companies or companies of a significant size, in compliance with the criteria implemented by the Company and described in section II of this Report.
***	An "X" indicates that the member of the Board of Directors is also a member of the Committee.

Directors ceased as at April 24, 2015

Board of Directors
				Independent Pursuant to Code and Italian Consolidated Financial Law		Control and Risk Committee		Human Resources Committee
	Date of first appointment		Non- executive
Name/Year of birth		Executive			*	***	*	***	*

MARIO CATTANEO (1930)	2003		X	X	100%	X	100%
CLAUDIO COSTAMAGNA (1956)	2006		X	X	33%			X	100%
CLAUDIO DEL VECCHIO (1957)	1986		X		100%
MARCO MANGIAGALLI (1949)	2009		X	X	100%	X	100%	X	100%
ANNA PUCCIO (1964)	2012		X	X	100%			X	100%
MARCO REBOA (1955)	2006		X	X	100%	X	100%

*
Indicates the percentage of participation of the Directors in the meetings of the Board of Directors and of the Committees.

***
An "X" indicates that the member of the Board of Directors is also a member of the Committee.

BOARD OF STATUTORY AUDITORS IN OFFICE AS AT DECEMBER 31, 2015

Board of Statutory Auditors

	Members	Year of birth	Date of first appointment	In charge from	In charge until	Percentage of attendance at the Board meetings	Number of other positions in office held*

Chairman, taken from the minority list	FRANCESCO VELLA	1958	2009	24/04/2015	Approval of 2017 Financial Statements	100%	2—1 of which listed
Statutory Auditor, taken from the majority list	ALBERTO GIUSSANI	1946	2009	24/04/2015	Approval of 2017 Financial Statements	93%	5—3 of which listed
Statutory Auditor, taken from the majority list	BARBARA TADOLINI	1960	2012	24/04/2015	Approval of 2017 Financial Statements	93%	4—1 of which listed
Substitute Auditor, taken from the minority list	ROBERTO MICCU'	1965	2015	24/04/2015	Approval of 2017 Financial Statements
Substitute Auditor, taken from the majority list	MARIA VENTURINI	1954	2015	24/04/2015	Approval of 2017 Financial Statements

Number of meetings during the 2015 fiscal year: 14

Ceased Statutory Auditors as at April 24, 2015

Board of Statutory Auditors

	Members	Year of birth	Date of first appointment	In charge from:	In charge until:

Substitute Auditor, taken from the minority list	FABRIZIO RICCARDO DI GIUSTO	1966	2012	27/04/2012	Approval of 2014 Financial Statements
Substitute Auditor, taken from the majority list	GIORGIO SILVA	1945	2006	27/04/2012	Approval of 2014 Financial Statements

*
Indicates the number of offices as director or auditor performed by the interested party in other listed companies indicated in book V, title V, paragraphs V, VI and VII of the Italian Civil Code, with the number of offices held in listed companies.

QuickLinks

  Exhibit 99.4
REPORT ON CORPORATE GOVERNANCE AND OWNERSHIP STRUCTURE PURSUANT TO ART.123- BIS OF THE ITALIAN CONSOLIDATED FINANCIAL LAW
Limitations to the accumulation of positions
Committees
Executive Directors
Non-executive Directors
Appointment of Directors
Human Resources Committee
Succession plans
II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM
Directors in charge of the Internal Control and Risk Management System
The Control and Risk Committee
Internal Audit Manager
Organizational System pursuant to Italian Legislative Decree no. 231/2001
Board of Statutory Auditors
Audit Firm
Manager responsible for the preparation of the Company's financial reports
III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES
By-laws
Code of Ethics and Procedure for handling reports and complaints regarding Violations of Principles and Rules Defined and/or Acknowledged by Luxottica Group
Procedure for transactions with related parties
Internal Dealing Procedure
Procedure for Handling Privileged Information
Appointment of External Auditors
IV. MEETING OF STOCKHOLDERS
V. INVESTOR RELATIONS
BOARD OF STATUTORY AUDITORS IN OFFICE AS AT DECEMBER 31, 2015
Ceased Statutory Auditors as at April 24, 2015